Exhibit 99.5

(Convenience translation into english of consolidated financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Consolidated financial statements at 1 January - 31 December 2023 together with independent auditor’s report

CONVENIENCE TRANSLATION INTO ENGLISH OF

INDEPENDENT AUDITOR’S REPORT

ORIGINALLY ISSUED IN TURKISH

INDEPENDENT AUDITOR’S REPORT

To the General Assembly of D-Market Elektronik Hizmetler ve Ticaret A.Ş.

A.           Audit of the consolidated financial statements

1.            Our opinion

We have audited the accompanying consolidated financial statements of D-Market Elektronik Hizmetler ve Ticaret A.Ş. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position as at 31 December 2023, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended and notes to the consolidated financial statements comprising a summary of significant accounting policies.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 December 2023, and its financial performance and its cash flows for the year then ended in accordance with Turkish Financial Reporting Standards (“TFRS”).

2.            Basis for opinion

Our audit was conducted in accordance with the Standards on Independent Auditing (the “SIA”) that are part of Turkish Standards on Auditing issued by the Public Oversight Accounting and Auditing Standards

Authority (the “POA”). Our responsibilities under these standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We hereby declare that we are independent of the Group in accordance with the Ethical Rules for Independent

Auditors (including Independence Standards) (the “Ethical Rules”) the ethical requirements regarding independent audit in regulations issued by the POA; are relevant to our audit of the financial statements. We have also fulfilled our other ethical responsibilities in accordance with the Ethical Rules and regulations. We believe that the audit evidence we have obtained during the independent audit provides a sufficient and appropriate basis for our opinion.

3.            Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. Key audit matters were addressed in the context of our independent audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matters	How the key audit matter was addressed in the audit
Revenue recognition

The Group has recognised revenue amounting to TRY35,558,521 thousand between January 1 – December 31, 2023. As explained in Note 2, revenue should be recognised at fair value when it can be measured reliably and the economic benefits from the transactions will be received by the Group. Since the revenue represents one of the most significant amounts in the profit or loss statement of the Group, and because it has a significant effect on the Group’s key performance indicators, it is significant to our audit procedures.

The Group’s revenue mainly consists of goods sales through its website and marketplace services commission fee. Revenue from sales of goods and services is recognised on a periodic basis at the time the contractual obligations are fulfilled at invoiced values. The Group’s revenue from these operations arises from small valued but high number of transactions.

According to the above-mentioned explanations, revenue recognition is determined as key audit matter. The detailed explanations for revenue recognition and revenue amounts are presented in Note 2 and Note 19.

The following audit procedures have been applied regarding the revenue recognition:

-       Assessing whether the accounting policiesapplied comply with TFRS and applied consistently with prior periods.

-       Understanding of the processes of the Groupregarding the revenue recognition.

-       Evaluation of contracts with customers and impacts of contractual clauses on revenue.

-       Testing of the Group's sales of goods and marketplace service revenues by considering the collection amounts confirmed with financial institutions.

-       Performing detailed tests related to thetransactions that were carried out before andafter the fiscal period to assess whether therevenue is recognized in the correct period.

-       Evaluation the adequacy and consistency of the Group's revenue disclosures in the consolidated financial statements with TFRS.

Key Audit Matters	How the key audit matter was addressed in the audit
Application of TAS 29 - Financial Reporting in Hyperinflationary Economies
TAS 29 - “Financial Reporting in Hyperinflationary Economies” has been applied in the consolidated financial statements of the Group for the year ending 31 December 2023.

TAS 29 requires financial statements to be restated into the current purchasing power at the end of the reporting period. Therefore, transactions in 2023 and non-monetary balances at the end of the period were restated to reflect a price index that is current at the balance sheet date as of 31 December 2023. The implementation of TAS 29 has a widespread and consistent impact on financial statements. Due to the risk of inaccurate or incomplete data used in applying TMS 29, along with the additional audit effort required, the implementation of TMS 29 has been identified as a key audit matter by us.

Note 2.1 contains explanatory information on the application of TAS 29.

During our audit, the following audit procedures regarding the application of TAS 29 were applied:

-       Understanding and evaluation the processes and controls for applying TAS 29 as designed and implemented by management.

-       Evaluation of management's segregation between monetary and non-monetary items is consistent with TAS 29.

-       Obtaining of detailed lists of non-monetary items and testing the original recording dates and amounts using the sample method.

-       Evaluation the calculation methods used by management and considering of consistent application from period to period.

-       Verification of the general price index rates used in the calculations with the coefficients obtained from the Turkish Consumer Price Index published by the Turkish Statistical Institute.

-       Verification of the mathematical accuracy of the non-monetary items, income statement and cash flow statement adjusted for the effects of inflation.

-       Assessing of the adequacy of disclosures related to the application of TAS 29 in the financial statement footnotes according to TFRS.

4.            Other matter

The consolidated financial statements of the Group for the year ended 31 December 2022 were audited by another firm of auditors whose report, dated 25 July 2023, expressed an unmodified opinion on those consolidated statements.

5.            Responsibilities of management and those charged with governance for the consolidated financial statements

The Group management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with TFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

6.            Auditor’s responsibilities for the audit of the consolidated financial statements

Responsibilities of independent auditors in an independent audit are as follows:

Our aim is to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an independent auditor’s report that includes our opinion. Reasonable assurance expressed as a result of an independent audit conducted in accordance with SIA is a high level of assurance but does not guarantee that a material misstatement will always be detected. Misstatements can arise from fraud or error. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an independent audit conducted in accordance with SIA, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement in the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Assess the internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our independent auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

B.            Other responsibilities arising from regulatory requirements

1.	No matter has come to our attention that is significant according to subparagraph 4 of Article 402 of Turkish Commercial Code (“TCC”) No. 6102 and that causes us to believe that the Company’s bookkeeping activities concerning the period from 1 January to 31 December 2023 period are not in compliance with the TCC and provisions of the Company’s articles of association related to financial reporting.

2.	In accordance with subparagraph 4 of Article 402 of the TCC, the Board of Directors submitted the necessary explanations to us and provided the documents required within the context of our audit.

PwC Bağımsız Denetim ve

Serbest Muhasebeci Mali Müşavirlik A.Ş.

Mehmet Cenk Uslu, SMMM

Independent Auditor

Istanbul, 14 June 2024

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Consolidated statement of financial position at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

		Audited	Audited
		Current Period	Prior Period
	Note	31 December 2023	31 December 2022
ASSETS

Current assets:
Cash and cash equivalents	4	5,500,000	8,676,955
Restricted cash		167,312	177,011
Financial investments	5	1,722,744	28,929
Trade receivables
- Due from related parties	7, 26	9,182	2,830
- Due from third parties	7	2,373,275	1,094,456
Loan receivable		-	5,790
Inventories	9	3,964,987	2,946,547
Prepaid expenses	10	419,766	259,357
Current income tax assets	25	43,226	26,735
Contract assets	11	22,431	25,290
Other current assets	17	401,321	561,022

Total current assets		14,624,244	13,804,922

Non-current assets:
Loan receivables		799	6,356
Property and equipment	12	502,743	556,917
Intangible assets	13	1,853,301	1,393,387
Right of use assets	14	565,523	722,599
Prepaid expenses	10	32,736	42,220
Goodwill		285	285
Other non-current assets	17	984	61,617

Total non-current assets		2,956,371	2,783,381

Total assets		17,580,615	16,588,303

These consolidated financial statements have been approved by Board of Directors on 14 June 2024. The General Assembly has the right to amend these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

(1)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Consolidated statement of financial position at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

		Audited	Audited
		Current period	Prior period
	Note	31 December 2023	31 December 2022
LIABILITIES AND EQUITY

Current liabilities

Short-term bank borrowings	6	183,472	21,501
Lease liabilities	14	154,573	259,375
Wallet deposits		188,412	187,006
Trade payables
- Due to related parties	7,26	4,638	9,192
- Due to third parties	7	10,562,999	9,699,421
Payables related to employee benefits	16	69,036	230,582
Other payables
- Due to third parties	8	104,502	140,855
Deferred income	10	372,360	52,744
Short-term provisions
- Short-term provisions for employment benefits	16	289,410	257,159
- Other short-term provisions	15	81,728	650,895
Contract liabilities	11	1,424,467	1,052,167
Other short-term liabilities	17	210,491	202,005

Total current liabilities		13,646,088	12,762,902

Non-current liabilities

Long-term borrowings	6	2,809	18,000
Lease liabilities	14	121,820	172,934
Long-term provisions
- Long-term provisions for employment benefits	16	104,284	27,117
Deferred income	10	402,835	241,552

Total non-current liabilities		631,748	459,603

Shareholders’ equity

Share capital	18	498,661	498,661
Treasury shares	18	(169,843)	-
Other reserves	16	637,738	531,337
Share premium	18	14,483,368	14,483,368
Other comprehensive losses that will
not be reclassified in profit or loss		(135,863)	(60,752)
Restricted reserves	18	16,192	16,192
Accumulated losses		(12,103,008)	(7,312,321)
Net loss for the year		75,534	(4,790,687)

Total equity		3,302,779	3,365,798

Total liabilities and equity		17,580,615	16,588,303

The accompanying notes are an integral part of these consolidated financial statements.

(2)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Consolidated statement of profit or loss and other comprehensive income for the period 1 January - 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

		Audited	Audited
		Current period	Prior period
	Note	1 January- 31 December 2023	1 January- 31 December 2022
PROFIT OR LOSS

Revenue	19	35,558,521	26,478,009
Cost of sales (-)	19	(28,472,639)	(23,553,978)

Gross profit		7,085,882	2,924,031

General administrative expenses (-)	20	(3,651,475)	(2,987,689)
Marketing, sales and distribution expenses (-)	20	(4,353,498)	(4,520,954)
Other operating income	22	1,143,218	382,087
Other operating expenses (-)	22	(2,316,253)	(1,787,945)

Operating loss		(2,092,126)	(5,990,470)

Income from investment activities	23	376,757	824,293
Expenses from investment activities (-)	23	-	(159,343)

Operating loss before financial (expense)/income		(1,715,369)	(5,325,520)

Financial income	24	2,679,026	2,103,073
Financial expenses (-)	24	(2,159,079)	(1,554,819)
Monetary gains/(losses)		1,270,956	(13,421)

Profit/(loss) before taxation from continued operations		75,534	(4,790,687)

Tax expenses	25	-	-

Profit/(loss) for the period from continued operations		75,534	(4,790,687)

Attributable to:
Equity holders of the parent		75,534	(4,790,687)

Profit/(loss) for the period		75,534	(4,790,687)

Basic and diluted income/(loss) per share	29	0.23	(14.70)

OTHER COMPREHENSIVE INCOME/(EXPENSE)

Items not to be reclassified to profit or loss

Loss arising from defined benefit plans	16	(75,111)	(23,041)

TOTAL COMPREHENSIVE INCOME/(LOSS)		423	(4,813,728)

Attributable to:
Equity holders of the parent		423	(4,813,728)

The accompanying notes are an integral part of these consolidated financial statements.

(3)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Consolidated statement of changes in equity for the period 1 January - 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

					Items not to be reclassified to profit or loss
	Share	Treasury	Other	Share	Loss arising from	Restricted	Accumulated	Loss for	Total
	capital	shares	reserves	premiums	defined benefit plans	reserves	losses	the period	equity
Balance at 1 January 2022	498,661	-	280,714	14,483,368	(37,711)	16,192	(7,312,321)	-	7,928,903

Share-based payments (Note 16)	-	-	250,623	-	-	-	-	-	250,623
Net loss for the period	-	-	-	-	-	-	-	(4,790,687)	(4,790,687)
Other comprehensive loss	-	-	-	-	(23,041)	-	-	-	(23,041)

Balance at 31 December 2022	498,661	-	531,337	14,483,368	(60,752)	16,192	(7,312,321)	(4,790,687)	3,365,798

Balance at 1 January 2023	498,661	-	531,337	14,483,368	(60,752)	16,192	(7,312,321)	(4,790,687)	3,365,798

Transfers	-	-	-	-	-	-	(4,790,687)	4,790,687	-
Acquisition of treasury shares (Note 18)	-	(169,843)	-	-	-	-	-	-	(169,843)
Share-based payments (Note 16)	-	-	106,401	-	-	-	-	-	106,401
Net profit for the period	-	-	-	-	-	-	-	75,534	75,534
Other comprehensive income	-	-	-	-	(75,111)	-	-	-	(75,111)

Balance at 31 December 2023	498,661	(169,843)	637,738	14,483,368	(135,863)	16,192	(12,103,008)	75,534	3,302,779

The accompanying notes are an integral part of these consolidated financial statements.

(4)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Consolidated statement of cash flow for the period 1 January - 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

		Audited	Audited
		Current period	Prior period
		1 January -	1 January-
	Note	31 December 2023	31 December 2022
A. Net cash provided by operating activities		4,276,645	580,287

Net profit/(loss) for the year		75,534	(4,790,687)

Adjustments to reconcile net profit/(loss) for the year		6,477,304	4,667,832

Adjustments related to financial expenses	22, 24	3,203,948	1,881,387
Adjustments related to interest income	22, 23, 24	(877,531)	(538,348)
Adjustments related to changes in unrealised foreign exchange differences		(285,785)	(2,346,840)
Adjustments related to depreciation and amortization	21	1,174,133	844,891
Adjustments related to impairment loss/(reversal)	7, 9	83,878	14,667
Adjustments related to fair value losses	5	(237,515)	74,982
Adjustments related to provisions	15, 16	97,002	740,815
Monetary losses		3,440,994	3,996,278
Other adjustments related to profit/(loss) reconciliation		(121,820)	-

Changes in working capital		(933,668)	1,011,324

Adjustments for increase in inventories		(1,174,588)	1,810,144
Adjustments for increase in trade receivables		(1,442,892)	(482,078)
Adjustments for increase in trade payables		1,044,052	(1,296,827)
Adjustments regarding increase in other receivables on operations		64,680	350,827
Adjustments regarding increase in other payables on operations		575,080	629,258

Net cash from operating activities		(1,342,525)	(308,182)

Payments related with employee benefits	16	(207,659)	(135,966)
Interest received		332,993	206,913
Interest paid		(1,075,463)	(333,442)
Other cash inflows/(outflows)		(392,396)	(45,687)

B. Cash flows from investing activities		(2,011,282)	1,598,783

Purchase of tangible and intangible assets	12, 13	(1,153,719)	(1,393,085)
Proceeds from sales of tangible and intangible assets		7,559	822
Cash outflows for the acquisition of shares of other enterprises or funds or borrowing instruments	3, 5	-	(7,579)
Cash inflows from sale of financial investment	5	3,427,578	5,264,725
Cash outflows from purchase of financial investment	5	(5,072,151)	(2,589,242)
Interest received		779,451	323,142

C. Cash flows from financing activities		(2,254,558)	(2,095,998)

Proceeds from borrowings	28	577,338	1,556,602
Repayment of borrowings	28	(379,753)	(1,925,096)
Lease payments	28	(307,475)	(330,946)
Interest paid		(2,096,645)	(1,396,558)
Acquisition of treasury shares	18	(48,023)	-

Net increase/(decrease) in cash and cash equivalents before the effect of currency translation reserves (A+B+C)		10,805	83,072

D. Effects of exchange rate changes on cash and cash equivalents		174,423	1,607,314

E. Inflation effect on cash and cash equivalents		(3,352,790)	(3,343,305)

Net increase in cash and cash equivalents (A+B+C+D+E)		(3,167,562)	(1,652,919)

F. Cash and cash equivalents at beginning of the year	4	8,666,727	10,319,646

Cash and cash equivalents at end of the year (A+B+C+D+E+F)	4	5,499,165	8,666,727

The accompanying notes are an integral part of these consolidated financial statements.

(5)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 1 - ORGANISATION AND NATURE OF OPERATIONS

D-Market Elektronik Hizmetler ve Ticaret A.Ş. (“D-Market” or “Hepsiburada” or together with its subsidiaries the “Group”) was established in April 2000. D-Market currently operates as a retail website (www.hepsiburada.com) offering its retail customers a wide selection of merchandise including electronics and non-electronics (including books, sports, toys, kids and baby products, cosmetics, furniture, etc.). As of 31 December 2023, the ultimate shareholders of D-Market are the members of Doğan Family and Turk Commerce B.V. (Note 18).

On July 6, 2021, the Company completed an initial public offering (“IPO”) of 65,251,000 American Depositary Shares (“ADSs”) representing 65,251,000 Class B ordinary shares, at a price to the public of $12.00 per ADS on Nasdaq. The offering included 41,670,000 ADSs offered by the Company and 23,581,000 ADSs offered by a selling shareholder, which included 8,511,000 ADSs sold by the selling shareholder pursuant to the underwriters’ exercise in full of their over-allotment option. The ADSs began trading on the Nasdaq Global Select Market under the ticker symbol “HEPS” on July 1, 2021.

As of 31 December 2023, the Group has 3,213 employees (2022: 3,834). The address of the registered office is as follows:

Kuştepe Mahallesi, Mecidiyeköy Yolu Caddesi

No: 12 Kule 2 Kat 2

Şişli, Istanbul - Türkiye

Subsidiaries

The Subsidiaries included in these consolidated financial statements are as follows:

•	D Ödeme Elektronik Para ve Ödeme Hizmetleri A.Ş. (“D-Ödeme” or “Hepsipay”)
•	D Fast Dağıtım Hizmetleri ve Lojistik A.Ş. (“D-Fast” or “Hepsijet”)
•	Hepsi Finansal Danışmanlık A.Ş. (“Hepsi Finansal”)
•	Hepsi Finansman A.Ş. (“Hepsi Finansman”) (former trade name “Doruk Finansman A.Ş”)
•	Hepsiburada Global B.V. (“Hepsiburada Global”)

D Ödeme was founded on 4 June 2015 and operates as a payment services provider offering payment gateway and e-money services. D Ödeme obtained its operational licence from Banking Regulation and Supervision Agency of Türkiye (“BRSA”) on 20 February 2016. D Ödeme commenced its first payment service transaction on 15 June 2016. D Ödeme launched Hepsipay Cüzdanım (Wallet) in June 2021, an embedded digital wallet product on Hepsiburada platform.

D Fast was founded on 26 February 2016 and operates as a cargo and logistic firm which provides last mile delivery services to the customers of Hepsiburada and other customers.

Hepsi Finansal was founded on 1 December 2021. Hepsi Finansal aims to operate as a holding company for the fintech operations of the Group and to provide financial solutions to the customers of Hepsiburada. Hepsi Finansal is the parent company of the Hepsi Finansman A.Ş. which was acquired in February 2022 (Note 3).

Hepsi Finansman was acquired by the Group on 28 February 2022 and the Group aims to offer its customers consumer financing solutions through Hepsi Finansman. Hepsi Finansman was founded on 24 April 2006 and obtained its operational license from the BRSA in 2008. Hepsi Finansman operates as a consumer financing company in Türkiye.

Hepsiburada Global was founded on 28 July 2023 in the Netherlands, with an aggregate issued share capital of EUR1,000,000. The initial EUR100,000 share capital subscription of Hepsiburada Global was paid on 26 October 2023. Hepsiburada Global aims to facilitate Hepsiburada’s integration with European payment solutions and marketplaces.

(6)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

2.1         Basis of preparation

The accompanying consolidated financial statements are prepared in accordance with Turkish Financial Reporting Standards (“TFRS”) issued by the Public Oversight Accounting and Auditing Standards Authority (“POA”).

The Company maintais its books of account in Turkish Lira (“TRY”) based on the Turkish Commercial Code (“TCC”), Turkish tax legislation and the Uniform Chart of Accounts issued by the Ministry of Finance of Türkiye. In addition, the Company has prepared its consolidated financial statements in accordance with the accounting policies disclosed in Note 2.7 for the purpose of fair presentation in accordance with TFRS. Consolidated financial statements have been presented in accordance with the TAS taxonomy published by the POA on 4 October 2022.

Financial reporting in hyperinflationary economy

With the announcements made by the Public Oversight Accounting and Auditing Standards Authority (POA) on 23 November 2023, entities applying TFRSs have started to apply inflation accounting in accordance with TAS 29 Financial Reporting in Hyperinflation Economies as of financial statements for the annual reporting period ending on or after 31 December 2023. TAS 29 is applied to the financial statements, including the consolidated financial statements, of any entity whose functional currency is the currency of a hyperinflationary economy.

According to the standard, financial statements prepared in the currency of a hyperinflationary economy are presented in terms of the purchasing power of that currency at the balance sheet date. Prior period financial statements are also presented in the current measurement unit at the end of the reporting period for comparative purposes. The Group has therefore presented its consolidated financial statements as of December 31, 2022, on the purchasing power basis as of December 31, 2023.

The adjustments made in accordance with IAS 29 were made using the adjustment coefficient obtained from the Consumer Price Index (CPI) of Turkey published by the Turkish Statistical Institute (TÜİK). As of December 31, 2023, the indices and adjustment coefficients used in the adjustment of the consolidated financial statements are as follows:

Date	Index	Adjustment Coefficient	Three years compound inflation rates
31 December 2023	1,859.38	1.000	268%
31 December 2022	1,128.45	1.648	156%
31 December 2021	686.95	2.707	74%

The main elements of the Group's adjustment process for financial reporting in hyperinflationary economies are as follows:

-	Current period consolidated financial statements prepared in TRY are expressed in terms of the purchasing power at the balance sheet date, and amounts from previous reporting periods are also adjusted and expressed in terms of the purchasing power at the end of the reporting period.

-	Monetary assets and liabilities are not adjusted as they are already expressed in terms of the current purchasing power at the balance sheet date. In cases where the inflation-adjusted values of non-monetary items exceed their recoverable amount or net realizable value, the provisions of TAS 36 “Impairment of Assets” and TAS 2 “Inventories” are applied, respectively.

(7)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.1         Basis of preparation (Continued)

-	Non-monetary assets and liabilities and equity items that are not expressed in terms of the current purchasing power at the balance sheet date have been adjusted using the relevant adjustment coefficients.

-	All items in the comprehensive income statement, except for those that have an impact on the comprehensive income statement of non-monetary items on the balance sheet, have been indexed using the coefficients calculated for the periods when the income and expense accounts were first reflected in the financial statements.

-	The impact of inflation on the Group's net monetary asset position in the current period is recorded in the net monetary gain/(loss) account in the consolidated income statement.

Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which they operate (“the functional currency”). The consolidated financial statements are presented in thousand Turkish Lira (TRY), which is both the functional and the presentation currency of the Group.

Going concern

The Group has recurring operating losses, the total operating loss for the year ended 31 December 2023 amounted to TRY2.1 billion, while accumulated deficit as of 31 December 2023 amounted to TRY12,1 billion. The Group generated positive operating cash flows amounting to TRY4,2 million in 2023 and its cash and cash equivalents as of 31 December 2023 amounts to TRY5,5 billion.

Based on its current business plan, the Group’s cash and cash equivalents will be sufficient to fund its operations for at least twelve months from the issuance date of these consolidated financial statements. Management of the Group believes that it will be in a position to cover its liquidity needs through cash on hand, cash generated from operations, available credit lines or a combination thereof, when necessary.

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern.

2.2	Significant accounting assessments, estimates and assumptions

Estimates and assumptions are continuously evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Although these estimates and assumptions are based on all management information related to the events and transactions, actual results may differ from them. The estimates and assumptions that have a significant risk of causing material adjustments to the carrying amount of asset and liabilities are as follows:

(8)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.2         Significant accounting assessments, estimates and assumptions (Continued)

Recognition and measurement of share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model and making assumptions about them.

As further disclosed in Note 16, the Group granted an equity settled share-based payment plan where management personnel, other employees and directors entitled to receive Company’s shares based on the fair value at the date when the grant is made using an appropriate valuation model. Determination of estimated fair value of the Company before it consummates its initial public offering requires complex and subjective judgments. The Company’s enterprise value for purposes of recording share-based compensation is estimated using a discounted cash flow (“DCF”) methodology. For the DCF methodology, the net present value has been estimated using an appropriate discount rate.

The estimated number of stock awards that will ultimately vest based on service condition requires judgement, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Recognition and estimated useful lives of website development costs

Costs that are directly associated with the development of website and identifiable and unique software products controlled by the Group are recognized as intangible assets as they meet the recognition criteria in TAS 38 and SIC 32 as explained in detail in Note 2.7.

The Group anticipates that its website is capable of generating revenues and satisfy the requirement of future probable economic benefit. The carrying amounts of the Group’s intangible assets are reviewed at each reporting date to determine whether there is an indication of impairment, considering future profit projections.

Website development costs recognized as assets are amortized over their estimated useful lives of 2 to 4 years. The useful lives of the website development costs are estimated by management at the time the asset is capitalized and reviewed for appropriateness at each reporting date. The Group defines useful life of its assets in terms of the assets’ expected utility to the Group. This judgment is based on the experience of the Group with similar assets. In determining the useful life of an asset, the Group also follows technical and/or commercial obsolescence arising on changes or improvements from a change in the market. Amortization starts when the asset is ready for use Useful lives are reviewed at each reporting date and adjusted as appropriate (Note 13).

Website development costs recognized as assets are amortized over their estimated useful lives between 2 and 4 years. However, the actual useful life may be shorter or longer than estimated useful lives, depending on technical innovations and competitor actions. If the useful lives were increased/decreased by one year, the carrying amount would be TRY115,795 thousand higher/TRY192,079 thousand lower as at 31 December 2023 (2022: TRY65,758 thousand higher/TRY102,411 thousand lower).

(9)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.2            Significant accounting assessments, estimates and assumptions (Continued)

TFRS 16 application and discount rates used for measurement of lease liability

The Group, as a lessee, measures the lease liability at the present value of the unpaid lease payments at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined or if that rate cannot be readily determined, the Group uses its incremental borrowing rate.

Incremental borrowing rate is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of similar value of the right of use assets in similar economic environment.

The Group determines its incremental borrowing rate with reference to its existing and historical cost of borrowing adjusted for the term and security against such borrowing. In addition, the management assesses the expected length of the leases and this assessment takes into account non-cancellation and extension options. The Group evaluate whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (as a change in business strategy).

Recognition and measurement of deferred tax assets

The Group has not recognised any deferred income tax assets (except to the extent they are covered by taxable temporary differences) in regarding to its carry forward tax losses, unused tax incentives and other deductible temporary differences due to macroeconomic challenges giving rise to uncertainties as to the realization of such deferred tax assets in the foreseeable future. If actual events differ from the Group’s estimates, or to the extent that these estimates are adjusted in the future, changes in the amount of an unrecognized deferred tax asset could materially impact the Group’s results of operations.

Provisions

In determining the provisions, the possibilities of negative outcome and the liabilities that may arise are evaluated by the Company’s legal counsel taking into account expert opinions, if necessary. The Group management determines the amount of the provisions based on its best estimate (Note 15).

Allowance for doubtful receivables

The Group maintains an allowance for doubtful receivables for estimated losses resulting from the inability of the Group’s customers to make required payments. The Group bases the allowance on the likelihood of recoverability of trade receivables, Buy Now Pay Later (“BNPL”) receivables and credit card receivables; when there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of asset and those events have an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. The allowance is periodically reviewed. The allowance charged to expenses is determined in respect of receivable balances, calculated as a specified percentage of the outstanding balance in each aging group, with the percentage of the allowance increasing as the aging of the receivable progresses.

(10)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.3            Basis of consolidation

The consolidation principles used in the preparation of these consolidated financial statements are summarised below:

a)	These consolidated financial statements include the accounts of the parent company, D-Market and its subsidiaries (collectively referred to as the “Group”) on the basis set out in sections (a) to (b) below. The financial statements of the companies included in the consolidation are based on the accounting principles and presentation basis applied by the Group.

b)	Subsidiaries are all companies over which D-Market has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and it has the ability to affect those returns through its power over the investee. Thus, the principle of control sets out the following three elements of control:

-	Power over the investee;
-	Exposure or rights to variable returns from involvement with the investee;
-	The ability to use power over the investee to affect the amount of the investor’s returns.

The proportion of ownership interest represents the effective shareholding of the Group through the shares held by D-Market and indirectly by its subsidiaries.

The table below sets out the subsidiaries included in the scope of consolidation and shows the Group’s ownership interests at 31 December 2023 and 2022.

Subsidiaries	31 December 2023	31 December 2022
D-Ödeme	100%	100%
D-Fast	100%	100%
Hepsi Finansal	100%	100%
Hepsi Finansman	100%	100%
Hepsiburada Global (*)	100%	-

(*) Hepsiburada Global was founded on 28 July 2023 in the Netherlands, with an aggregate issued share capital of EUR1,000,000. The initial EUR100,000 share capital subscription of Hepsiburada Global was paid on 26 October 2023. Hepsiburada Global aims to facilitate Hepsiburada’s integration with European payment solutions and marketplaces.

The balance sheet and statement of comprehensive loss of the subsidiaries are consolidated on a line-by-line basis and the carrying value of the investment held by D-Market in its subsidiaries is eliminated against equity. The intercompany transactions and balances between D-Market and its subsidiaries are eliminated on consolidation. The cost of, and the dividends arising from, shares held by D-Market in its subsidiaries are eliminated from equity and income for the period, respectively. The subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases.

(11)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.4            Offsetting

Financial assets and liabilities are offset and the net amount is reported in the consolidated balance sheet when there is a legally enforceable right to set-off the recognised amounts and there is an intention to settle on a net basis, or realise the asset and settle the liability simultaneously.

2.5            The new standards, amendments and interpretations

The accounting policies adopted in preparation of the consolidated financial statements as at 31 December 2023 are consistent with those of the previous financial year, except for the adoption of new and amended TFRS and TFRIC interpretations effective as of 1 January 2023 and thereafter. The effects of these amendments and interpretations on the Group’s financial position and performance have been disclosed in the related paragraphs.

i)	Standards, amendments and interpretations applicable as of 31 December 2023:

●	Narrow scope amendments to TAS 1, Practice Statement 2 and TAS 8; effective from annual periods beginning on or after 1 January 2023. The amendments aim to improve accounting policy disclosures and to help users of the financial statements to distinguish between changes in accounting estimates and changes in accounting policies. This change has no impact on the financial position and performance of the Group.

●	Amendment to TAS 12 – Deferred tax related to assets and liabilities arising from a single transaction; effective from annual periods beginning on or after 1 January 2023. These amendments require companies to recognise deferred tax on transactions that, on initial recognition give rise to equal amounts of taxable and deductible temporary differences. This change has no impact on the financial position and performance of the Group.

●	Amendment to TAS 12 – International tax reform; The temporary exception is effective for December 2023 year ends and the disclosure requirements are effective for accounting periods beginning on or after 1 January 2023, with early application permitted. These amendments give companies temporary relief from accounting for deferred taxes arising from the Minimum Tax Implementation Handbook international tax reform. The amendments also introduce targeted disclosure requirements for affected companies. This change has no impact on the financial position and performance of the Group.

●	TFRS 17, ‘Insurance Contracts’; effective from annual periods beginning on or after 1 January 2023. This standard replaces TFRS 4, which permited a wide variety of practices in accounting for insurance contracts. TFRS 17 will fundamentally change the accounting by all entities that issue insurance contracts. This change has no impact on the financial position and performance of the Group.

The standards and amendments had no impact on the consolidated financial statements of the Group.

(12)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.5            The new standards, amendments and interpretations (Continued)

ii)             Standards, amendments, and interpretations that are issued but not effective as of 31 December 2023:

●	Amendment to TFRS 16 – Leases on sale and leaseback; effective from annual periods beginning on or after 1 January 2024. These amendments include requirements for sale and leaseback transactions in TFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●	Amendment to TAS 1 – Non-current liabilities with covenants; effective from annual periods beginning on or after 1 January 2024. These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●	Amendments to TAS 7 and TFRS 7 on Supplier finance arrangements; effective from annual periods beginning on or after 1 January 2024. These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk. The disclosure requirements are the IASB’s response to investors’ concerns that some companies’ supplier finance arrangements are not sufficiently visible, hindering investors’ analysis. Management is in the process of impact assessment on consolidated financial statements.

●	Amendments to TAS 21 – Lack of Exchangeability; effective from annual periods beginning on or after 1 January 2025. An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose. A currency is exchangeable when there is an ability to obtain the other currency (with a normal administrative delay), and the transaction would take place through a market or exchange mechanism that creates enforceable rights and obligations. Management has assessed that the amendment will have no impact on the consolidated financial statements.

●	TSRS S1, ‘General requirements for disclosure of sustainability-related financial information’; effective from annual periods beginning on or after 1 January 2024. This standard includes the core framework for the disclosure of material information about sustainability-related risks and opportunities across an entity’s value chain. Management is in the process of impact assessment on consolidated financial statements.

●	TSRS S2, ‘Climate-related disclosures’; effective from annual periods beginning on or after 1 January 2024. This is the first thematic standard issued that sets out requirements for entities to disclose information about climate-related risks and opportunities. Management is in the process of impact assessment on consolidated financial statements.

In addition, in the Board Decision of POA published in the Official Gazette dated 29 December 2023, it was announced that certain entities will be subject to mandatory sustainability reporting as of 1 January 2024. 5 January 2024 dated ‘Board Decision on the Scope of Implementation of Turkish Sustainability Reporting Standards (TSRS)’ for the purpose of determining the entities that will be subject to sustainability reporting.

(13)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.6	Comparative information

The consolidated financial statements of the Group include comparative financial information to enable the determination of the trends in the financial position and performance. Comparative figures are reclassified, where necessary, to conform to changes in presentation in the current period consolidated financial statements and the significant changes are explained.

2.7	Summary of significant accounting policies

The significant accounting policies followed in the preparation of these consolidated financial statements are summarised below:

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, demand and time deposits with financial institutions and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted cash and wallet deposits

Restricted cash represents fund deposits received from customers for the Group’s payment solution by digital wallet. These deposits are subject to regulatory restrictions and therefore are not available for use by the Group. These deposits are kept separately from the Group’s cash accounts. A corresponding liability is recorded as wallet deposits in the consolidated balance sheet. These amounts are maintained in the digital wallet until withdrawal is requested or used by the customer. In accordance with the Law on payment and securities settlement systems, payment services and electronic money institutions, number 6493, the Group is liable to compensate for the rights of the fund holders. Considering these facts and circumstances, the Group has recognised restricted cash and the corresponding wallet deposit liability in its consolidated financial statements.

Trade receivables

A receivable is the Group’s right to consideration that is unconditional. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured initially at the transaction price, and subsequently at amortized cost using the effective interest rate method, less provision for impairment.

Loan receivables (Receivables from finance sector operations)

Financial assets generated as a result of providing a loan are classified as loan receivables and are carried at amortized cost, less any impairment. All loans are recognised in the consolidated financial statements when cash is transferred to customers.

(14)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Contract balances

Contract assets

When the Group performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, the Group presents the contract as a contract asset, excluding any amounts presented as a receivable. Contract assets are subject to impairment assessment within the scope of expected credit loss calculation.

Contract liabilities and merchant advances

If a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional (i.e., a receivable), before the Group transfers a good or service, the Group presents the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the Group performs under the contract (i.e., transfers control of the related goods or services).

Merchant advances consists of advances received from customers for marketplace transactions, where the Group acts as an agent. The Group earns a commission for these transactions. The amount of advances payable to a merchant, net of commissions, is credited as a payable to the merchant when delivery is complete.

Financial assets

The Group classified its financial assets in three categories; financial assets carried at amortized cost, financial assets carried at fair value through profit or loss, financial assets carried at fair value through other comprehensive income. Classification is performed in accordance with the business model determined based on the purpose of benefits from financial assets and expected cash flows. Management performs the classification of financial assets at the acquisition date. During the period the Group did not hold any financial assets in the “fair value through other comprehensive income” category.

a)	Financial assets carried at amortized cost

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest, whose payments are fixed or predetermined, which are not actively traded and which are not derivative instruments are measured at amortized cost. They are included in current assets, except for maturities more than 12 months after the balance sheet date. Those with maturities more than 12 months are classified as non-current assets. The Group’s financial assets carried at amortized cost comprise “trade receivables”, ”receivables from finance sector operations”, “contract assets”, “financial investments” and “cash and cash equivalents” in the consolidated balance sheet.

(15)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Impairment of trade receivables and customer contract assets

The Group applies the TFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The Group has further concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The expected loss rates are based on the payment profiles of sales over a period before reporting date and the corresponding credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. While cash and cash equivalents and financial investments carried at amortized cost are also subject to the impairment requirements of TFRS 9, the identified impairment loss was immaterial.

Impairment for loan receivables

The Group has adopted “three level impairment approach (general model)” defined in TFRS 9 for the recognition of impairment losses on receivables from finance sector operations, carried at amortized cost. General model considers the changes in the credit quality of the financial instruments after the initial recognition. Three levels defined in the general model are as follows:

“Level 1”, includes financial instruments that have not had a significant increase in credit risk since initial recognition or that have low credit risk at the reporting date. For these assets, 12-month expected credit losses (“ECL”) are recognised and interest revenue is calculated on the gross carrying amount of the asset (that is, without deduction for credit allowance). 12-month ECL are the expected credit losses that result from default events that are possible within 12 months after the reporting date.

“Level 2”, includes financial instruments that have had a significant increase in credit risk since initial recognition but those do not have objective evidence of impairment. For these assets, lifetime expected credit losses are recognised and interest revenue is calculated on the gross carrying amount of the asset. Lifetime ECL are the expected credit losses that result from all possible default events over the expected life of the financial instrument.

“Level 3”, includes financial assets that have objective evidence of impairment at the reporting date. For these assets, lifetime expected credit losses are recognised. Group appropriately classifies its financial instruments considering common risk factors (such as the type of the instrument, credit risk rating, guarantees, time to maturity and sector) to determine whether the credit risk on a financial instrument has increased significantly and to account appropriate amount of credit losses in the consolidated financial statements. The changes in the expected credit losses on receivables from finance sector operations are accounted for under “other operating income/expenses” account of the consolidated statement of income.

b)	Financial assets carried at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the consolidated balance sheet at fair value with net changes in fair value recognised in the consolidated statement of profit or loss. Financial assets at fair value through profit or loss consist of financial investments which are acquired to benefit from short-term price or other fluctuations in the market or which are a part of a portfolio aiming to earn profit in the short-run, irrespective of the reason of acquisition, and kept for trading purposes.

(16)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Trade payables and payables to merchants

Trade payables mainly arise from the payables to retail suppliers related to the inventory purchases and services payables. It also includes payables to the marketplace merchants for amounts received by the Group for products delivered by merchants to customers net of commissions, services charges and delivery costs. Trade payables and payables to merchants are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Related parties

For the purpose of these consolidated financial statements, shareholders, key management personnel and Board members, in each case together with their close family members and the legal entities over which these related parties exercise control and significant influence, subsidiaries and joint ventures are considered and referred to as related parties.

Inventories

Inventories, comprising of trade goods, are valued at the lower of cost and net realisable value. Costs incurred in bringing each product to its present location and condition is defined as the initial cost. An entity may purchase inventories on deferred settlement terms. When the arrangement effectively contains a financing element, that element, for example a difference between the purchase price for normal credit terms and the amount paid, is recognised as interest expense over the period of the financing. The cost of inventories is determined using the weighted average method. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale. Provision for inventories is accounted in cost of sales.

Rebates

The Group periodically receives consideration from certain suppliers, representing rebates for sold out products or purchased products from supplier for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable.

Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is objective evidence that an asset is impaired. If any indication exists, the Group estimates the asset’s recoverable amount. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired. Impairment losses are recognized in statement of comprehensive income/(loss).

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (discounted cash flows an asset is expected to generate based upon management’s expectations of future economic and operating conditions). For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units). An assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased.

Subsequent increase in the asset’s recoverable amount due to the reversal of a previously recognized impairment loss cannot be higher than the previous carrying value (net of depreciation and amortization).

(17)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Property and equipment and related depreciation

Property and equipment are carried at cost less accumulated depreciation and are amortized on a straight-line basis. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. Repairs and maintenance are charged to the profit or loss of the statement of comprehensive income/(loss) as incurred. The cost includes expenditure that is directly attributable to the acquisition of the items. The assets’ residual values and estimated useful economic lives are reviewed at the end of each reporting period and adjusted prospectively if appropriate. The depreciation periods for property and equipment, which approximate the useful lives of such assets, are as follows:

Furniture and fixtures	5 -10 years
Leasehold improvements	2 - 5 years
Motor vehicles	5 years

An impairment loss is charged to profit and loss for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the asset’s net selling price and value in use. Gains or losses on disposals of property and equipment, which is determined by comparing the proceeds with the carrying amount, are included in the related income and expense accounts, as appropriate.

Intangible assets

Intangible assets comprise acquired software and rights. Acquired computer software licenses and rights are capitalized on the basis of costs incurred to acquire and bring to use the specific software. Software and rights costs are amortized over their estimated useful lives of 3 to 5 years.

Website development costs

Costs that are directly associated with the development of website and unique software products controlled by the Group are recognized as internally generated intangible assets when the following criteria are met:

•	it is technically feasible to complete the software so that it will be available for use or sale;
•	management intends to complete the software and use or sell it;
•	there is an ability to use or sell the software;
•	it can be demonstrated how the software will generate probable future economic benefits;
•	adequate technical, financial and other resources to complete the development and to use or sell the software are available; and
•	the expenditure attributable to the software during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the development website and software include direct employee costs, an appropriate portion of relevant overhead and service costs incurred as part of the development.

Development costs that do not meet the criteria above are recognized as expense as incurred. Development costs previously recognized as expense are not recognized as an asset in a subsequent period. Development costs recognized as an asset are amortized over their estimated useful lives between 2 and 4 years. Amortization starts when the asset is ready for use (Note 13).

Capitalized development costs, stages of website development and useful lives are assessed in accordance with the requirements of SIC 32 Intangible Assets: Web Site Costs and TAS 38 Intangible Assets.

(18)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Leases

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys right to control the use of an identified asset for a period of time in exchange for consideration.

For a contract that is, or contains, a lease, the Group accounts for each lease component within the contract as lease separately from non-lease components of the contract.

The Group determines the lease term as the non-cancellable period of lease, together with both:

-	periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and

-	periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

In assessing whether a lessee is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, the Group considers all relevant facts and circumstances that create an economic incentive for the lessee to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of lease.

The Group as a lessee

For a contract that contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the contract to each component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

The relative stand-alone price of lease and non-lease components is determined on the basis of the price the lessor, or a similar supplier, would charge an entity for that component, or a similar component, separately. If an observable stand-alone price is not readily available, the Group estimates the stand-alone price, maximising the use of observable information.

The non-lease components are not accounted for within the scope of TFRS 16.

For determination of the lease term, the Group reassesses whether it is reasonably certain to exercise an extension option, or not to exercise a termination option, upon the occurrence of either a significant event or a change in circumstances that:

-	Is within the control of the Group,

-	Affects whether the Group is reasonably certain to exercise an option not previously included in its determination of the lease term, or not to exercise an option previously included in its determination of the lease term.

(19)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Leases (continued)

At the commencement date, the Group recognises a right of use asset and a lease liability under the lease contract.

Short-term lease agreements with a lease term of 12 months or less and agreements determined by the Group as low value have been determined to be within the scope of the practical expedient included in TFRS 16. For these agreements, the lease payments are recognized as an other operating expense in the period in which they are incurred. Such expenses have no significant impact on Group’s consolidated financial statements.

Lease liability

Lease liability is initially recognised at the present value of future lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

After initial recognition, the lease liability is measured by:

(a)	increasing the carrying amount to reflect interest on the lease liability;

(b)	reducing the carrying amount to reflect the lease payments made; and
(c) remeasuring the carrying amount to reflect any reassessment or lease modifications or to reflect revised in-substance fixed lease payments.

The Group remeasures the lease liabilities to reflect changes to lease payments by discounting the revised lease payments using a revised discount rate when:

(a)	there is a change in the lease term as a result of reassessment of the expectation to exercise a renewal option, or not to exercise a termination option as discussed above; or

(b)	there is a change in the assessment of an option to purchase the underlying asset.

The Group determines the revised discount rate as the interest rate implicit in the lease for the remainder of the lease term if that rate can be readily determined, or if not, its incremental borrowing rate at the date of reassessment. Where:

(a)	there is a change in the amounts expected to be payable under a residual value guarantee; or

(b)	there is a change in the future lease payments resulting from a change in an index or a rate used to determine those payments, including changes to reflect changes in market rental rates following a market rent review, the Group remeasures the lease liabilities by discounting the revised lease payments using an unchanged discount rate unless the change in lease payments results from a change in floating interest rates. In such case, the Group uses the revised discount rate that reflects the changes in the interest rate.

The Group recognises the amount of the remeasurement of lease liability as an adjustment to the right of use asset. When the carrying amount of the right of use asset is reduced to zero and there is further reduction in the measurement of the lease liability, the Group recognises any remaining amount of the remeasurement in profit or loss.

(20)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Lease liability (continued)

The Group accounts for a lease modification as a separate lease if both:

-	The modification increases the scope of the lease by adding the right to use one or more underlying assets;

-	The consideration for the lease increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For lease modifications that are not accounted for as a separate lease, the Group, at the effective date of the lease modification;

(a)	allocates the consideration in the modified contract;

(b)	determines the lease term of the modified lease; and

(c)	remeasures the lease liability by discounting the revised lease payments using a revised discount rate.

The revised discount rate is determined as the interest rate implicit in the lease for the remainder of the lease term, if that rate can be readily determined, or the lessee’s incremental borrowing rate at the effective date of the modification, if the interest rate implicit in the lease cannot be readily determined.

It has been determined that short-term lease contracts with a lease term of 12 months or less and contracts with low value determined by the Group are within the scope of the facilitating application in TFRS 16. Lease payments for these contracts are recognized as other operating expense in the period in which they are incurred. Such expenses do not have a material impact on the consolidated financial statements of the Group.

Right of use assets

The right of use asset is initially recognised at cost comprised of:

-	The amount of the initial measurement of the lease liability,

-	Any lease payments made at or before the commencement date, less any lease incentives received,

-	Any initial direct costs incurred by the Group, and

-	An estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. These costs are recognised as part of the cost of right of use asset when the Group incurs an obligation for these costs. The obligation for these costs is incurred either at the commencement date or as a consequence of having used the underlying asset during a particular period.

(21)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Right of use assets (continued)

Right of use assets are amortized on a straight-line basis over their estimated useful lives and carried at cost less accumulated amortization and impairment losses, and adjusted for any re-measurement of lease liabilities. Useful lives are determined over the shorter of its estimated useful life and the lease term. Useful lives of right of use assets are as follows:

Useful lives

Buildings	2 - 5 years
Furniture and fixtures	4 - 5 years
Software and rights	3 - 15 years
Other	2 - 3 years

Goodwill

Goodwill arising on acquisition of business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any.

The cash-generating unit, where the goodwill is allocated, is tested for impairment annually. If there is any indication that the unit is impaired, the impairment test is performed more frequently.

If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognised directly in profit or loss in the consolidated financial statements. An impairment loss recognised for goodwill is not reversed in subsequent periods.

Business combinations

Business combinations, that is assets acquired and liabilities assumed constitute a business, are accounted in accordance with TFRS 3 "Business Combinations" using the acquisition method.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, liabilities incurred by the acquirer to the former owners of the acquiree and the equity interests issued by the acquirer in exchange for the acquiree.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination.

(22)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Business combinations (continued)

Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill, else they are recognized in profit in loss.

Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date fair values of the identifiable assets acquired and the liabilities assumed.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may be initially measured either at fair value or at the non-controlling interests' proportionate share of the recognised amounts of the acquiree's identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis.

Acquisition related costs are costs the acquirer incurs to effect a business combination and are accounted as expenses in the periods in which the costs are incurred and the services are received, with the exception of costs to issue debt or equity securities, which shall be recognised in accordance with TAS 32 and TFRS 9.

Deferred income taxes

Deferred income tax is provided, using the liability method, for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial statement purposes. Currently enacted or substantially enacted at period end tax rates are used to determine deferred income taxes.

Deferred income tax liabilities are recognized for all taxable temporary differences, whereas deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized. Deferred income tax assets and liabilities are presented net when there is a legally enforceable right to offset current tax receivables against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same tax authority on the same taxable entity.

(23)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Provision for post-employment benefits

Under the Turkish Labour Law, the Group is required to pay post-employment benefits to each employee who has completed one year of service and achieves the retirement age (58 for women and 60 for men), or whose employment is terminated without due cause, or is called up for military service, or dies.

Provision for post-employment benefits represents the present value of the estimated total reserve of the future probable obligation of the Group arising from the retirement of the employees calculated using the “Projected Unit Credit Method” and based on factors derived using the experience of personnel terminating their services.

The current service cost is recognized in the consolidated statement of comprehensive income/(loss), reflects the increase in the defined benefit obligation resulting from employee service in the current year, benefit changes curtailments and settlements. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in profit or loss of the statement of comprehensive income/(loss).

Provisions, contingent assets and liabilities

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Contingent assets and liabilities

Contingent liabilities are not recognized in the financial statements. They are disclosed only, unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Commitments

A commitment is an enforceable, legally binding agreement to make a payment in the future for the purchase of goods and services. Commitments are not recognized in the financial statements, only disclosed since the Group has not yet received the goods and services.

(24)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Revenue recognition

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer. The Group evaluates whether it is appropriate to record the gross amount of product sales and related costs or the net amount earned as commissions. When the Group obtains control of the goods or services before they are transferred to the customer, the Group is the principal in the transaction. If it is unclear whether the Group obtains control, an assessment is made as to whether the Group is the primary obligor for providing the goods, whether it is subject to inventory risk and if it has discretion in establishing prices to determine whether it controls the goods. When the Group controls the goods before they are transferred to the customer, revenues are recorded on a gross basis (“Retail”). When the Group does not obtain the control of the goods before they are transferred to the customer, revenues are recorded on a net basis (“Marketplace”).

At contract inception, if the Group expects that the period between the transfer of the promised good or service and the payment is one year or less, the Group applies the practical expedient and does not make any adjustment for the effect of a significant financing component on the promised amount of consideration. On the other hand, when the contract effectively constitutes a financing component, the fair value of the consideration is determined by discounting all future receipts using an imputed rate of interest. The difference between the fair value and the nominal amount of the consideration is recognised on an accrual basis as financial income.

In July 2022, the Group launched Hepsiburada Premium, a paid subscription service that replaces the previous customer loyalty program, Efsaneler Kulübü, and offers its members free delivery, special offers, discounts, cash back and TV platform membership. The Group has recognized the unused amounts of discounts and benefits provided to eligible customers as liabilities arising from customer contracts and the related amounts are netted off from revenue.

The Group launched Hepsipay Cüzdanım (Wallet), an embedded digital wallet product in June 2021 and introduced “Hepsipara”, a cashback points program that allows customers to earn and redeem points during purchases with the Wallet on the platform. The unused amount of cashback points provided to the customers are accounted as a liability and a revenue deduction.

The Group launched end-to-end digital “Buy Now Pay Later” (“BNPL”) deferred payment facility in February 2022 embedded within Wallet which provides customers the opportunity to complete their purchase and submit payment a month later or in up to twelve monthly instalments (lower in some categories where regulations limit the number of installments). BNPL purchase limits are defined based on the financial history of consumers based on their record at the Credit Bureau of Türkiye and shopping behavior at Hepsiburada. Installments are automatically collected from the selected credit or debit card of the customer. The Group charges BNPL transaction fees to its customers for BNPL transactions and recognizes such fees as financial income over time during the installment period.

(25)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Revenue recognition (continued)

i.	Sales of goods

Sales of goods relate to transactions where the Group acts directly as the seller of goods purchased from the suppliers. In these transactions, the Group acts as the principal. Collections from the customer for the goods sold are made at the time orders are placed. Revenue is recognized when the goods are delivered to the customers. The Group recognizes revenue from sales of goods, net of return and cancellation allowances.

Variable consideration is common and takes various forms, including returns and discounts. Customers have a right to return goods within 14 days from delivery of the goods. A right of return is contractual. A customer exercising its right to return a good receives a full refund. The Group estimates future returns for its sales and recognizes a liability for the expected returns, as necessary. Discounts the Group provides to customers are recognized as a reduction of revenue.

ii.	Services revenues

Service revenue includes marketplace commissions, transaction fees, charges for delivery services and other service revenues (mainly includes advertising revenues, fulfilment revenues, subscription services revenue and other commissions).

Marketplace commission

The Group offers a marketplace platform that enables third-party sellers (“merchants”) to sell their products through www.hepsiburada.com. Marketplace commission represents commission fees charged to merchants for selling their goods through this platform. In the Marketplace sales, the Group does not obtain control of the goods before delivery of the goods to the customer. Upon sale, the Group charges the merchants a fixed rate commission fee based on the order amount. The Group recognizes revenue for the commission fee at completion of the order delivery. The Group records any commission revenue recognized net of any anticipated returns of commissions that might affect the consideration the Group will retain. The Group may, at times, provide discounts to the Marketplace customers. Any such discounts affect the amount of commission the Group will retain and are thus recognized as a reduction of revenue since they are a discount provided to a customer by the Group and therefore reduce the commission to be received.

Transaction fees

The Group also charges to its merchants a transaction fee for each order received. Such fees are recognized as revenue at the time the order is placed or delivery is completed.

Other contractual charges

The Group charges contractual fees to its merchants mainly for late deliveries and cancellations caused by merchants. Such fees are recognized as revenue at a point in time.

(26)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Revenue recognition (continued)

Delivery service revenues

The Group charges to its customers and merchants shipping fees. Such shipping fees are recognized as revenue over time during the delivery period. The Group also provides cargo services to other e-commerce companies through its subsidiary, Hepsijet. Likewise, revenues generated through such cargo services are recognized over time during the delivery of the carried goods to the end customers.

Advertising revenues

The Group offers various advertising services on the platform, such as ad banner placement, sponsored ads, video advertising and other advertising services. Revenue is recognized on a gross basis as the Group sets the pricing, controls the service and is primarily responsible for providing these advertising services. Revenue is recognized at a specific point in time or over time, depending on the nature of the service, and is generally billed monthly.

Cost of sales

Cost of inventory sold consists of the purchase price of consumer products, including supplier's rebates and subsidies, write-downs and losses of inventories.

Borrowings

All bank borrowings are initially recognised at cost, being the fair value of the consideration received net of issue cost associated with the borrowing. After initial recognition, bank borrowings are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any issuance costs and any discount or premium on settlement (Note 6).

Supplier and merchant financing arrangements

The Group carries out supplier and merchant financing arrangements with some of its suppliers and merchants in accordance with the agreements made between the Group, banks and those suppliers and merchants, that enable those suppliers and merchants to collect their receivables earlier than original due dates. When the original liability to a supplier or merchant has been extinguished or substantially modified (e.g. through change in original terms of the contract), the liabilities are classified as bank borrowings. Otherwise, the liabilities remain as trade payables. The Group generates commission income from merchant and supplier financing transactions. Such commission is embedded in the interest rate that is charged by the bank to the relevant suppliers and/or the merchants. The Group receives its commission based on the amount of the loan from the banks once the loan is drawn by our suppliers or merchants. The program does not bear any financial risk on the Group’s financial statements. Neither the subsidiaries nor the parent provides any guarantee to the banks in respect to these supplier and merchant financing.

(27)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 2 - BASIS OF PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.7	Summary of significant accounting policies (Continued)

Share-based payments

Share-based payment transaction is recognized in accordance with TFRS 2. The standard encompasses all arrangements where an entity purchases goods and services in exchange for issue of an entity’s equity instruments, or cash payments based on the fair value of the entity’s equity instruments, unless the transaction is clearly for a purpose other than payment for goods and services supplied to the entity receiving them. In accordance with TFRS 2, the Group distinguishes between equity settled and cash settled plans. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. The cost of equity settled plans granted on grant date is allocated on a pro rata basis over the expected vesting period against equity. For equity settled share-based payments, the value of the awards is fixed at the grant date. A liability is recognised for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with changes in fair value recognised in payroll expense. The fair value is expensed over the period until the vesting date with recognition of a corresponding liability. A description of the existing share-based payment plan is disclosed in Note 16.

Capital increases and dividends

Ordinary shares are classified as equity. Pro-rata increases to existing shareholders are accounted for at par value as approved. Dividends on ordinary shares are recognized in equity in the period in which they are approved by the General Assembly Meeting.

Treasury shares

Own equity instruments that are reacquired (treasury shares) are recognised at cost and deducted from equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

Foreign currency transactions and balances

Foreign currency transactions during the period have been translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into TRY at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the statement of comprehensive income/(loss) in financial income or expense.

Segment reporting of financial information

Operating segments are identified on the same basis as financial information is reported internally to the Group’s chief operating decision maker (“CODM’’), the Group’s Board of Directors. The Group management determines operating segments by reference to the reports reviewed by the Board of Directors to make strategic decisions. The Board of Directors evaluates the operational results as a whole as one cash generating unit. No segmental information is presented in these consolidated financial statements, since no segmental financial information is reviewed by the CODM.

(28)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 3 - BUSINESS COMBINATIONS

On 16 December 2021, D-Market, through Hepsi Finansal Danışmanlık, entered into a Share Sale and Purchase Agreement with the holders of 100% of the equity interest in Doruk Finansman A.Ş. (Doruk Finansman), a Turkish consumer finance company, to acquire 100% stake in Doruk Finansman for a total transaction value of TRY20 million (nominal). Following the regulatory approval of Banking Regulation and Supervision Agency, the transaction was closed on 28 February 2022 and the Group paid the Sellers (Doğan Şirketler Grubu Holding A.Ş. ("DoHol"), the holder of 97% equity interest in Doruk Finansman, Doğan Dış Ticaret ve Mümessillik A.Ş. and Doğan family individuals (collectively, the "Sellers")) an aggregate of TRY5 million (nominal) in cash. Also at closing, the Group agreed to pay DoHol TRY15 million (nominal) (the "Conditional Amount") in cash upon Doruk Finansman’s collection of certain receivables identified in its financial statements as of the closing day. The Conditional Amount will be paid to DoHol depending on the collection of receivables starting three months after the closing within a maximum of 10 years period. As at 31 December 2022, the not paid part of above mentioned conditional amount is recognised under “due to related parties”. The payment of the remaining amount was made in 2023.

The valuation studies of assets and liabilities acquired have been completed and the effects of the final amounts have been reflected in the consolidated financial statements dated 31 December 2022.

As a result of the assessments made, the contingent consideration amount, which is likely to be paid regarding to the collection of certain receivables within 10 years, is included in the consideration amount and has been considered in the goodwill calculation. The contingent consideration has been calculated as TRY26.6 million after discounting to its fair value at the estimated cost.

In accordance with IFRS 3, the differences that will arise in the contingent payment amount due to the operational results in the following periods, will be accounted for under the consolidated statement of income. The difference between total consideration amount and net assets acquired has been accounted in accordance with IFRS 3, “Business Combinations”.

The details of the goodwill calculation, total consideration amount and the net assets acquired are as follows (including IAS 29 impacts):

Total consideration amount	37,603
- Cash consideration amount	11,020
- Contingent consideration amount	26,583
Net assets acquired	(37,318)
Goodwill	285

(29)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 3 - BUSINESS COMBINATIONS (Continued)

The details of cash outflow due to acquisition are as follows:

Total cash paid	11,020
Cash and cash equivalent - acquired	(3,441)

Cash outflow due to acquisition	7,579

The fair values of identifiable assets and liabilities in accordance with TFRS 3 arising from the acquisition are as follows:

28 February 2022
Current assets
Cash and cash equivalents	3,442
Loan receivables	33,731
Other current assets	2,529
Total current assets	39,702

Non-current assets
Property and equipment	119
Intangible assets	906
Right of use assets	1,027
Total non-current assets	2,052

Total assets	41,754

Current liabilities
Trade payables	1,155
Provisions	1,013
Employee benefit obligations	354
Lease liabilities	1,063
Other current liabilities	218
Total current liabilities	3,803

Non-current liabilities
Employee benefit obligations	633
Total non-current liabilities	633

Total liabilities	4,436

Fair value of total net assets	37,318

If Doruk Finansman A.Ş. had been included in the consolidation as of 1 January 2022, additional revenue amounting to TRY1,116.3 thousand would have been realized in the consolidated profit or loss statement for the accounting period of 1 January - 31 December 2022. These amounts have been calculated by considering the consolidated financial statements prepared in accordance with TFRS.

(30)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 4 - CASH AND CASH EQUIVALENTS

The analysis of cash and cash equivalents at 31 December 2023 and 2022 are as follows:

	31 December 2023	31 December 2022
Banks
- USD denominated time deposits	4,364,432	4,613,034
- TRY denominated time deposits	316,819	3,638,580
- TRY denominated demand deposits	811,499	353,169
- USD denominated demand deposits	3,923	71,638
- Other foreign currency deposits	3,327	534

	5,500,000	8,676,955

The weighted average interest rates of time deposits denominated in TRY and USD at 31 December 2023 are 39.79% per annum and 0.47% per annum, respectively (2022: 20.64% per annum for TRY, 1.87% per annum for USD). As of 31 December 2023, average maturity of time deposits is 3 days (31 December 2022: 18 days).

As of 31 December 2023 and 2022 there is no restricted cash.

At 31 December 2023, cash and cash equivalents included interest accrual amounting to TRY835 thousand (2022: TRY10,228 thousand); consequently, cash and cash equivalents as reported in the consolidated statement of cash flows amounted to TRY5,499,165 thousand (2022: TRY8,666,727 thousand).

NOTE 5 - FINANCIAL INVESTMENTS

	31 December 2023	31 December 2022
Financial assets measured at fair value through profit or loss	1,592,056	28,929
Investment funds (*)	1,592,056	28,929
Financial assets carried at amortized cost	130,688	-
Eurobonds (**)	130,688	-

	1,722,744	28,929

(*) Financial assets measured at fair value through profit or loss consists of foreign currency based mutual funds which include reverse repo, government and private sector debt instruments (2022: Financial assets measured at fair value through profit or loss consists of investment funds which include government and private sector debt instruments).

(**) Financial assets carried at amortized cost consists of eurobonds and the weighted average interest rate of debt instruments denominated in USD at 31 December 2023 are 6.24%. (2022: None). There is a restriction on the financial asset until 5 December 2024 due to the letter of credit given by the financial institution.

(31)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 5 - FINANCIAL INVESTMENTS (Continued)

The movements of financial assets measured at fair value through profit or loss are as follows:

	2023	2022
Beginning of the period - 1 January	28,929	2,772,863
Purchase of financial investments	4,942,647	2,589,242
Change in fair value recognized in the statement of comprehensive income/(loss)	237,515	(74,982)
Foreign exchange gains	138,058	712,566
Sales of financial investments	(3,427,578)	(4,939,322)
Monetary loss	(327,515)	(1,031,438)
31 December	1,592,056	28,929

The movements of financial assets carried at amortized cost are as follows:

	2023	2022
Beginning of the period - 1 January	-	361,658
Purchase of financial investments	129,504	-
Foreign exchange gains	-	26,960
Interest accrual	1,184	405
Sales of financial investments	-	(325,403)
Monetary loss	-	(63,620)
31 December	130,688	-

NOTE 6 - BANK BORROWINGS

	31 December 2023	31 December 2022
Short-term bank borrowings	183,472	21,501
Long-term bank borrowings	2,809	18,000

	186,281	39,501

As of 31 December 2023, supplier and merchant financing loans make up TRY17,742 thousand of the short-term bank borrowings (2022: supplier and merchant financing loans make up TRY1,348 thousand of the short-term bank borrowings).

All bank borrowings are denominated in Turkish Lira. As of 31 December 2023, the average annual effective interest rate for bank borrowings is 20.2% and the average annual effective interest rate for supplier and merchant financing loans is 57.6% (2022: 21.3% for bank borrowings and 22.71% for supplier and merchant financing loans). The Group’s bank borrowings comprise fixed interest rate loans.

The repayment schedule of the bank borrowings are as follows:

	2023	2022
2024	183,472	21,501
2025	2,809	13,371
2026	-	4,629

	186,281	39,501

Movement table of loans is disclosed in Note 28.

(32)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 7 - TRADE RECEIVABLES AND PAYABLES

Trade receivables

	31 December 2023	31 December 2022
Due from third parties	2,373,275	1,094,456
Due from related parties (Note 26)	9,182	2,830

	2,382,457	1,097,286

Due from non-related parties – short term

The receivables of the Group mostly consist of receivables from retail suppliers and corporate customers.

	31 December 2023	31 December 2022
Trade receivables	326,705	457,807
Credit card receivables (*)	963,123	326,685
Buy now pay later (“BNPL”) receivables (**)	939,535	213,600
Receivables from suppliers (***)	206,022	138,576
Less: Provision for impairment of receivables	(62,110)	(42,212)

	2,373,275	1,094,456

(*)	Credit card receivables are due from banks and they are collectable in 38 days on average (2022: in 46 days on average) whereas they are collected in 17 days on average (2022: are collected in 4 days) if the Company elects to pay a commission to the banks.
(**)	The Group’s average maturity of its outstanding BNPL receivables is 88 days. (2022: 110 days). The Group recognized provision for impairment of BNPL receivables amounting to TRY31,806 thousand as of 31 December 2023 (2022: TRY8,428 thousand).
(***)	The Group issues rebate invoices to its suppliers and if the Group’s rebate receivables from a supplier exceeds the payables owed to that specific supplier at the reporting date, the net receivable from that specific supplier is classified in trade receivables.

As of 31 December 2023, the Group’s exposure to credit risk arising from trade receivables are disclosed in Note 27.

The movements in provision for impairment of receivables for the years ended 31 December 2023 and 2022 are as follows:

	2023	2022
1 January	42,212	24,825
Additions during the year	49,046	32,083
Collections	(2,388)	-
Monetary gain	(26,760)	(14,696)

31 December	62,110	42,212

(33)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 7 - TRADE RECEIVABLES AND PAYABLES (Continued)

Trade payables

	31 December 2023	31 December 2022

Due to related parties (Note 26)	4,638	9,192
Due to third parties	10,562,999	9,699,421

	10,567,637	9,708,613

Due to third parties

	2023	2022
Payables to retail suppliers and service providers	6,426,604	5,788,215
Payables to merchants (*)	4,136,395	3,911,206

	10,562,999	9,699,421

(*)	Payables to merchants relate to amounts received by the Group for the products delivered by merchants to the customers, net of commissions, service charges and delivery costs.

As of 31 December 2023, supplier and merchant financing payables, included in payables to retail suppliers and service providers, amounts to TRY179,037 thousand (2022: TRY313,191 thousand).

The Group’s average maturity of its outstanding payables is 55 days for retail suppliers and 21 days for merchandise suppliers (2022: 57 days for retail suppliers and 21 days for merchandise suppliers).

NOTE 8 – OTHER PAYABLES

Due to non-related parties

	31 December 2023	31 December 2022
Taxes and funds payable	104,502	140,855

	104,502	140,855

(34)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 9 - INVENTORIES

	31 December 2023	31 December 2022
Trade goods	4,056,124	3,002,852
Less: Provision for impairment	(91,137)	(56,305)

	3,964,987	2,946,547

Inventories include TRY47,137 thousand of subsequently returned goods based on the Group’s return policy (2022: TRY22,513 thousand).

The movements in provision for impairment of trade goods were as follows:

	2023	2022
1 January	56,305	73,721
Reversed	(56,305)	(73,721)
Charge for the year	91,137	56,305

31 December	91,137	56,305

NOTE 10 – PREPAID EXPENSES AND DEFERRED INCOME

Short-term prepaid expenses

	31 December 2023	31 December 2022
Prepaid expenses (*)	312,755	248,390
Advances given	107,011	10,967

	419,766	259,357

(*) Prepiad expenses mainly consist of expenses related to information technologies, insurance and marketing.

Long-term prepaid expenses

	31 December 2023	31 December 2022
Prepaid expenses	32,736	42,220

	32,736	42,220

Short-term deferred income

	31 December 2023	31 December 2022
Partnership upfront fee (*)	158,554	-
Other deferred income (**)	109,064	2,396
Received upfront fee under Amerikan depository shares program (***)	54,307	50,348
Bank promotion	50,435	-

	372,360	52,744

(35)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 10 – PREPAID EXPENSES AND DEFERRED INCOME (Continued)

Long-term deferred income

	31 December 2023	31 December 2022
Received upfront fee under American depository shares program (**)	193,636	241,552
Partnership upfront fee (*)	142,339	-
Bank promotion	52,878	-
Other deferred income	13,982	-

	402,835	241,552

(*)	Partnership upfront fee consists of prepayments received by the Group within the scope of partnerships with global payment technology companies.
(**)	Other deferred income mainly consists of convenience fees received in advance within the scope of BNPL.
(***)	American Depository Shares ("ADS") fees collected under the depository service agreement for seven-year period, that was signed between the Group and depository bank and which is recognized as other income on a pro-rata basis.

NOTE 11 - CONTRACT ASSETS AND LIABILITIES

Contract assets

	31 December 2023	31 December 2022
Contract assets from merchandise and service sales	22,431	25,290

	22,431	25,290

Contract assets represent earned but not invoiced delivery services revenue. All contract assets are short-term and their maturities are less than 1 month (2022: less than 1 month).

Contract liabilities

	31 December 2023	31 December 2022
Contract liabilities from merchandise and service sales	1,424,467	1,052,167

	1,424,467	1,052,167

These amounts relate to undelivered orders and include contract liabilities, which will be released to revenues, as well as advances received from customers for marketplace transactions amounting to TRY988,498 thousand (2022: TRY626,366 thousand), where the Group acts as an agent, which are credited as a payable to the merchant (note 7) when delivery is complete. Average delivery date varies between 1-4 days.

(36)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 12 - PROPERTY AND EQUIPMENT

The movements in property and equipment and related accumulated depreciation during the years ended 31 December 2023 and 2022 were as follows:

	1 January 2023	Additions	Disposals	31 December 2023
Cost:
Motor vehicles	72,365	72	-	72,437
Furniture and fixtures (*)	828,757	125,247	(10,538)	943,466
Leasehold improvements	218,412	11,974	(772)	229,614

Total	1,119,534	137,293	(11,310)	1,245,517

Accumulated depreciation:
Motor vehicles	(13,581)	(14,195)	-	(27,776)
Furniture and fixtures	(411,252)	(138,579)	3,349	(546,482)
Leasehold improvements	(137,784)	(31,288)	556	(168,516)

Total	(562,617)	(184,062)	3,905	(742,774)

Net book value	556,917			502,743

(*) Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center.

From depreciation and amortization expenses, TRY960,185 thousand (2022: TRY604,582 thousand) is included in general administrative expenses, TRY213,948 thousand (2022: TRY240,309 thousand) is included in marketing, selling and distribution expenses.

	1 January 2022	Additions	Disposals	Acquisition of subsidiary	31 December 2022
Cost:
Motor vehicles	8,672	63,693	-	-	72,365
Furniture and fixtures (*)	590,989	244,960	(7,238)	46	828,757
Leasehold improvements	196,182	22,230	-	-	218,412

Total	795,843	330,883	(7,238)	46	1,119,534

Accumulated depreciation:
Motor vehicles	(5,456)	(8,125)	-	-	(13,581)
Furniture and fixtures	(311,732)	(105,936)	6,416	-	(411,252)
Leasehold improvements	(109,654)	(28,130)	-	-	(137,784)

Total	(426,842)	(142,191)	6,416	-	(562,617)

Net book value	369,001				556,917

(*) Addition of furniture and fixtures mainly comprise of purchased computers, servers and machine equipment investments in the Group’s operation center.

There is no collateral, pledge or mortgage on tangible assets as of 31 December 2023 (2022: None).

(37)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 13 - INTANGIBLE ASSETS

The movements in intangible assets and related accumulated amortization during the years ended 31 December 2023 and 2022 were as follows:

	1 January				31 December
	2023	Additions (*)	Disposals	Transfer	2023
Cost:
Acquired software and rights	700,864	128,758	(868)	6,631	835,385
Website development costs(**)	2,199,783	907,149	-	-	3,106,932
Other(***)	8,752	4,044	-	(6,631)	6,165

Total	2,909,399	1,039,951	(868)	-	3,948,482

Accumulated amortization:
Acquired software and rights	(535,472)	(65,399)	714	-	(600,157)
Website development costs	(980,540)	(514,484)	-	-	(1,495,024)

Total	(1,516,012)	(579,883)	714	-	(2,095,181)

Net book value	1,393,672				1,853,301

(*)	Personnel bonus provision related to direct employee costs amounting to TRY69,881 thousand is capitalized as part of the website development costs as of 31 December 2023 (2022: TRY46,356 thousand).

(**)	Website development costs include projects under development amounting to TRY208,892 thousand (2022: TRY114,448 thousand) which are not amortized as of 31 December 2023.

(***)	Other mainly includes projects in progress which are transferred to acquired software and rights upon completion.

	1 January			Acquisition	31 December
	2022	Additions	Transfer	of subsidiary	2022
Cost:
Acquired software and rights	582,449	109,548	7,888	979	700,864
Website development costs	1,233,016	966,767	-	-	2,199,783
Other	7,059	9,581	(7,888)	-	8,752

Total	1,822,524	1,085,896	-	979	2,909,399

Accumulated amortization:
Acquired software and rights	(502,137)	(33,335)	-	-	(535,472)
Website development costs	(652,413)	(328,127)	-	-	(980,540)

Total	(1,154,550)	(361,462)	-	-	(1,516,012)

Net book value	667,974				1,393,387

As of December 31, 2023, there are no collaterals, mortgages and pledges on intangible assets (2022: None).

(38)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 14 - LEASES

Right of use assets

	1 January				31 December
	2023	Additions	Remeasurement	Disposals	2023
Cost:
Buildings	1,131,394	224,339	-	-	1,355,733
Furniture and fixtures	570,126	8,074	-	(5,095)	573,105
Software and rights	170,583	1,329	-	-	171,912
Vehicles	314,982	20,239	-	-	335,221

Total	2,187,085	253,981	-	(5,095)	2,435,971

Accumulated amortization:
Buildings	(830,443)	(226,704)	-	-	(1,057,147)
Furniture and fixtures	(296,042)	(96,235)	-	4,226	(388,051)
Software and rights	(126,907)	(19,149)	-	-	(146,056)
Vehicles	(211,094)	(68,100)	-	-	(279,194)

Total	(1,464,486)	(410,188)	-	4,226	(1,870,448)

Net book value	722,599				565,523

	1 January				31 December
	2022	Additions	Remeasurement	Disposals	2022
Cost:
Buildings	914,206	216,493	695	-	1,131,394
Furniture and fixtures	510,056	60,070	-	-	570,126
Software and rights	170,583	-	-	-	170,583
Vehicles	240,333	74,649	-	-	314,982

Total	1,835,178	351,212	695	-	2,187,085

Accumulated amortization:
Buildings	(691,415)	(138,623)	(405)	-	(830,443)
Furniture and fixtures	(197,569)	(98,473)	-	-	(296,042)
Software and rights	(98,798)	(28,109)	-	-	(126,907)
Vehicles	(135,061)	(76,033)	-	-	(211,094)

Total	(1,122,843)	(341,238)	(405)	-	(1,464,486)

Net book value	712,335				722,599

(39)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOT 14 – LEASES (Continued)

Lease liabilities

	31 December 2023	31 December 2022
Short-term lease liabilities	154,573	259,375
Long-term lease liabilities	121,820	172,934

	276,393	432,309

Lease liabilities are discounted using the Group's incremental borrowing rates and implicit rate in the lease (where applicable). As of 31 December 2023, the weighted average annual incremental borrowing rates of the Group for TRY is 29% (2022: TRY 18%).

The Group has adopted the practical expedient included in TFRS 16 for short-term lease agreements with a lease term of 12 months or less and lease agreements determined by the Group as having a low value. The Group accounts for the lease payments in other operating expenses in the period in which they are incurred. Such expenses are not material to the Group’s consolidated financial statements.

NOTE 15 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES

Short term provisions

	31 December 2023	31 December 2022
Provision for settlement of legal proceedings (*)	-	429,028
Provision for Competition Authority penalty (**)	3,627	157,596
Provision for Turkish Capital Markets Board fee (***)	52,976	39,125
Provision for legal disputes (****)	25,125	25,146

	81,728	650,895

(*) On 28 September 2021, a shareholder filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the Supreme Court of the State of New York. The plaintiff asserted a cause of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S..

On 21 October 2021, an alleged holder of the Company’s American Depositary Shares’ filed a putative class action complaint against the Company, members of the Company’s management and Board, and various other defendants in the United States District Court for the Southern District of New York. The plaintiff asserted a cause of action against the Company and the other defendants for alleged violations of the Securities Act of 1933, as amended, based on allegedly misleading statements in the Registration Statement and Prospectus the Company filed with the U.S. Securities and Exchange Commission in connection with its initial public offering in the U.S..

As at 31 December 2021, the cases were at a very early stage. At that time, the Company and its legal advisors concluded that, due to the uncertainty as to the final outcome of the litigation, no provision should be recognized in the consolidated financial statements as at 31 December 2021.

After negotiations, the parties agreed to a settlement with no admission of liability on 2 December 2022, pursuant to which the Group agreed to pay TRY429,028 thousand (USD13,900 thousand) to resolve both actions in their entirety and a provision was recognized in the consolidated financial statements as at 31 December 2022.

(40)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 15 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

On 20 April 2023, the United States District Court for the Southern District of New York issued an order granting the plaintiffs’ motion for preliminary approval of the Settlement, and later issued a final approval during a fairness hearing held on 1 August 2023. In May 2023, following preliminary approval of the Settlement by the United States District Court Southern District of New York, the Company paid TRY388,792 thousand (USD13,900 thousand) into an escrow account in accordance with the terms of the Settlement Agreement. The State Court Action was dismissed by the state court with prejudice on 22 September 2023, and the appeal period regarding the State Court Action expired. As a result, both of the Actions have been finally resolved without admission of any wrongdoing.

According to a contribution agreement entered into between the Company and TurkCommerce B.V. on 28 September 2023, TurkCommerce B.V. agreed to contribute TRY121,820 thousand (USD 3,975 thousand) towards the settlement amount and the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. against payment of TRY169,843 thousand (USD 5,732 thousand) which was partially offset by the TRY121,820 thousand settlement contribution amount owed by TurkCommerce B.V. The share buyback was approved by the Board of Directors on 22 August 2023. The transaction regarding acquisition of 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. was completed on 18 October 2023.

(**) In April 2021, the Turkish Competition Authority (the “TCA”) initiated an investigation against 32 companies regarding anti-competitive agreements in the labor markets (including companies operating in the e-commerce, retail, broadcasting and fast-food industries, but excluding the Group). On 18 August 2021, the Group received a notification from the TCA stating that the Competition Board, the executive body of the TCA, had decided to initiate an investigation on 5 August 2021 against 11 companies including Hepsiburada the subject of which is same with the existing April 2021 investigation and merged these two investigations. The Group received TCA’s report on the investigation on April 18th, 2022. In the investigation report the rapporteurs are of the opinion that the Group is in violation of the Competition Law which prohibits anti-competitive agreements in the labor markets and administrative fine will be imposed. It is important to state that this report shows the opinion of the rapporteurs, and the Competition Board will make the final decision. The Group expects that the final decision will be rendered within the next 6 months. If the Competition Board considers that there is a violation in line with the report of the rapporteurs, according to the “Regulation on Fines to Apply in Cases of Agreements, Concerted Practices and Decisions Limiting Competition, and Abuse of Dominant Position” (Penal Regulation), a ratio between 2% and 4% of the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with tax legislation, of the previous year (2021) shall be taken as a basis for penalty. Since the management and legal advisors concluded that the cash outflow is probable, the Group recognized a provision amounting to TRY345,173 thousand in its consolidated financial statements, as its best estimate in 2021. The amount was calculated by applying 2% to the D-Market’s standalone annual net revenue as per statutory financial statements prepared in accordance with the tax legislations for the year ended 31 December 2021 and reduced by 25% for early payment discount on the amount calculated, if the administration fine will be paid within 30 days, an option which the management will exercise. In 2022, on the basis of legal opinion which considered similar cases, the provision expense was recalculated as TRY157,596 thousand, representing 1.5% of annual net revenues as reported in statutory financial statements in accordance with the tax legislations for 2021 and reduced by 25% for early payment discount on the amount calculated. The TCA board, at its own discretion, may also apply a discount between 25% and 60% of the total penalty if they decide to apply extenuating circumstances. In calculating the provision, the Group estimated that a 25% discount would be applied on total penalty, which resulted in the reduction in the calculation from 2% of revenues to 1.5% and then also reduced by 25% for early payment discount on the amount calculated.

(41)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 15 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Following an oral defense meeting on 18 July 2023, the Competition Board concluded its investigation and rendered its decision on 31 July 2023, stating that the Group had violated Article 4 of the Competition Law prohibiting anti-competitive agreements. The Competition Board imposed an administrative fine in the amount of TRY3,627 thousand (with a 25% discount on early payment) on Hepsiburada for which we had recognized a provision of TRY157,596 thousand (as adjusted for inflation) in our consolidated financial statements for the year ended 31 December 2022. As of the date hereof, we have not yet received the reasoned decision from the TCA.

In addition, with respect to the on-site inspection conducted by the Competition Board in June 2021 in connection with the abovementioned investigation, an administrative fine in the amount of TRY58,129 thousand was imposed based on the conclusion that the on-site inspection was hindered. Subsequently, TRY43,597 thousand (historical value: TRY26,150 thousand) was paid by the Group on 11 November 2022 (reflecting a 25% discount due to an early payment), without prejudice to the Group’s right to file a lawsuit against the fine. The Company requested reconsideration of the decision from the Competition Board on 9 December 2022, but the Competition Board’s decision was not reversed. Thereafter, an administrative case was filed with the Ankara Administrative Courts for the reversal of the Competition Board’s decision on 30 December 2022. On 12 March 2023, new legislation entered into force in Türkiye (Law No. 7440 on the Restructuring of Certain Receivables and Amendments to Certain Laws) making entities involved in administrative proceedings eligible to receive a 50% discount on any administrative fines imposed on them by the authorities, provided such entities abandoned the proceedings. To benefit from this discount, the Group abandoned its case against the Competition Authority and the Group has decided to deduct this amount from the tax debt to be paid in the amount of TRY16,428 thousand (historical value: TRY13,075 thousand, as the refund which corresponds to 50% of the administrative fine paid by the Group).

(***) The Group have initiated litigation for annulment of the Turkish Capital Markets Board (the “TCM Board”) decision regarding a fee imposed by the TCM Board on the Company. Following the IPO of the Company on the Nasdaq Stock Exchange, the TCM Board imposed a “Board registration fee” amounting to over TRY39,125 thousand, including interest accruing on this fee, attorney’s fees and the costs of the proceedings. The TCM Board fee was calculated based upon the shares sold in our IPO, including the shares sold by TurkCommerce B.V. The Company applied to the TCM Board with an objection letter on 30 July 2021. A year later, on 31 May 2022, the Company received a reply letter from the TCM Board maintaining their initial decision. The Company has initiated proceedings for annulment of the decision. The Company filed the case on 15 June 2022. The court dismissed the Company’s request for suspension of execution of the decision of the TCM Board, and the Court of First Instance dismissed the case, which was notified to the Group on 23 March 2023. The Company appealed the decision on 17 April 2023. Based on events occurring during 2022, management and legal advisors concluded that the cash outflow is probable, and therefore the Group recognized a provision amounting to TRY39,125 thousand in its consolidated financial statements, as its best estimate as at 31 December 2022.

On 4 May 2023, the request for stay of execution was rejected by the Ankara Regional Administrative Court. On 22 February 2024, the Ankara Regional Administrative Court dismissed Hepsiburada’s request to appeal. Hepsiburada appealed the decision before the Council of State on 10 March 2024.

(42)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 15 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Although the appeal is ongoing, on 19 June 2023, the TCM Board notified the Group that the Board Registration Fee should be paid in accordance with the calculation method set out by the TCM Board. The Company responded to the TCM Board with a letter on 3 July 2023, to object to the calculation method of the TCM Board. On 19 July 2023, the Company received a reply letter from the TCM Board stating that the objection of the Company was rejected. On 22 August 2023, a separate litigation for the annulment of the case was initiated by the Company before the Ankara Regional Administrative Court requesting a stay of execution of the TCM Board’s decision to reject the Company’s objection. Although the stay of execution request was rejected by the Ankara Regional Administrative Court on 30 November 2023, the lawsuit is pending as of the date of these consolidated financial statements. Based on events occurring during 2023, management and legal advisors concluded that the cash outflow is probable, and therefore the Group increased its provision to TRY52,976 thousand in its consolidated financial statements, as its best estimate as at 31 December 2023, taking into account the notification of the TCM Board dated 19 June 2023.

(****) Legal disputes mainly comprise labour lawsuits claimed against the Group and investigations conducted by the Personal Data Protection Authority.

The movements in provisions for the years ended 31 December 2023 and 2022 are as follows:

	1 January 2023	Current year charge/ (reverse)	Paid during the year	Foreign exchange valuation	Monetary gain	31 December 2023
Settlement of legal proceedings	429,028	-	(388,792)	14,802	(55,038)	-
Provision for TCM Board fee	39,125	24,028	-	11,894	(22,071)	52,976
Competition Authority penalty	157,596	(126,589)	-	-	(27,380)	3,627
Legal disputes	25,146	18,604	(5,992)	-	(12,633)	25,125

	650,895	(83,957)	(394,784)	26,696	(117,122)	81,728

	1 January 2022	Current year charge/ (reverse)	Paid during the year	Monetary gain	31 December 2022
Settlement of legal proceedings	-	462,452	-	(33,424)	429,028
Provision for TCM Board fee	-	39,125	-	-	39,125
Competition Authority penalty	345,173	(9,555)	(43,597)	(134,425)	157,596
Legal disputes	13,256	22,312	(2,091)	(8,331)	25,146

	358,429	514,334	(45,688)	(176,180)	650,895

(43)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 15 - PROVISIONS, COMMITMENTS, CONTINGENT ASSET AND LIABILITIES (Continued)

Contingent liabilities

Within the scope of the preliminary investigation initiated by the Competition Board's decision dated 31 August 2023 to determine whether the Group has violated Article 4 of the Law with the automatic pricing mechanism, the Competition Authority Experts conducted an on-site inspection at Group headquarters on 31 August 2023. Subsequently, the information and documents requested by the Board were submitted by the Group. On 31 October 2023, an on-site inspection was conducted by the Authority Experts at the headquarters of the Group, and at the same time, as a result of the preliminary investigation conducted by the Board, the Board decided to initiate an investigation (against the Group and other e-commerce companies) and the Group were notified the investigation decision by hand on 19 October 2023. The investigation is still ongoing. The first written defense was submitted on 30 November 2023. Based on the Group’s legal expert opinion, it is possible to close the case without a fine by submitting an undertaking to the Competition Authority to address the competitive concerns raised by the Competition Authority. Therefore, the Group have submitted our undertaking application to the Competition Authority on 30 January 2024 and no provision has been recognized in consolidated financial statements. This undertaking is under review by the TCA, however, on 21 March 2024, the TCA decided to extend its investigation period by six months ending in October 2024. If the undertaking is accepted by the TCA, the case will be closed with no administrative fine being imposed.

On 12 March 2024, the TCA initiated a separate preliminary investigation to determine whether one of the Group’s merchant and e-commerce platforms including Hepsiburada had violated Articles 4 and 6 of the Competition Law. The Group believes that the reason for the preliminary investigation is regarding potential sale restrictions for the products/brands of which this merchant is the authorized distributor of these products/brands within Turkey. The preliminary investigation is still ongoing and we have been waiting for the decision of the Competition Board whether or not the investigation is initiated, therefore no provision has been recognized in consolidated financial statements.

The Group received requests from the Turkish tax authority for initiation of tax audits for the financial year 2022, with respect to corporate income tax and VAT, in October 2023, for D-Market, in February 2024, for D-Ödeme and in March 2024 for D-Fast. As of the approval date of these financial statements, tax investigations and submission of the requested information to the tax authority are ongoing and the Group has not received any further specific notification from the tax authority. The Group management and its tax advisors believe that the investigations are routine and ordinary, except for the one which is initiated for D-Market which relates to a specific type of transactions. The investigations are at an initial stage and the Group management and its tax advisors believe that there is no significant uncertain tax position of the Group for the respective year. Based on these facts and due to the uncertainty as to the final outcome of the investigations, no provision has been recognized in these consolidated financial statements.

Letters of guarantee given

The letters of guarantee provided to public institutions and suppliers are amounting to TRY3,599,609 thousand at 31 December 2023 (2022: TRY2,207,583 thousand).

Commitments

As at 31 December 2023, outstanding purchase commitments with respect to the acquisition of capital expenditures, purchase of technology and other services amounted to TRY292,976 thousand (2022: TRY532,300 thousand).

(44)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 16 – EMPLOYEE BENEFITS

Employee Benefit Related Liabilities

	31 December 2023	31 December 2022
Payables to personnel	9,856	176,862
Social security premiums payable	59,180	53,720

	69,036	230,582

Short term provisions for employment benefits

	31 December 2023	31 December 2022
Provision for personnel bonus	201,552	197,697
Provision for unused vacation	87,858	59,462

	289,410	257,159

The movements in provisions for personnel bonus and unused vacation for the years ended 31 December 2023 and 2022 are as follows:

	1 January 2023	Current year charge	Paid during the year	Monetary gain	31 December 2023
Personnel bonus	197,697	257,701	(175,698)	(78,148)	201,552
Unused vacation	59,462	78,731	(11,236)	(39,099)	87,858

	257,159	336,432	(186,934)	(117,247)	289,410

	1 January 2022	Current year charge	Paid during the year	Acquisition of subsidiary	Monetary gain	31 December 2022
Personnel bonus	143,532	234,076	(123,262)	-	(56,649)	197,697
Unused vacation	47,911	40,303	(4,617)	354	(24,489)	59,462

	191,443	274,379	(127,879)	354	(81,138)	257,159

Long term provision for employee benefits

	31 December 2023	31 December 2022
Provision for post-employment benefits	104,284	27,117

	104,284	27,117

(45)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 16 – EMPLOYEE BENEFITS (Continued)

Post-employment benefits

Under the Turkish Labour Law, the Company is required to pay post-employment benefits to each employee who has completed one year of service and whose employment is terminated without due cause, or who is called up for military service, dies or retires after completing 25 years of service (20 years for women) and achieves the retirement age (58 for women and 60 for men). The maximum amount payable equivalent to one month’s salary for each year of service limited to a maximum of TRY23,489.83 for each year of service at 31 December 2023 (2022: TRY15,371.40 (historical amount)).

Post-employment benefit liability is not funded and there is no legal funding requirement.

IAS 19 “Employee Benefits” requires actuarial valuation methods to be developed to estimate the Group’s obligation under the defined benefit plans. Actuarial gain/(loss) is accounted under the “Actuarial gain/(loss) on the equity”. The following actuarial assumptions are used in the calculation of the total liability:

	2023	2022
Discount rate (%)	2.46	0.50
Probability of retirement (%)	74.63	75.35

The principal assumption is that the maximum liability for each year of service will increase in line with inflation. Thus, the discount rate applied represents the expected real rate after adjusting for the anticipated effects of future inflation. The retirement pay provision ceiling TRY35,058.58 (historical amount) which is effective from 1 January 2024, is taken into consideration in the calculation of provision for employment termination benefits (31 December 2022: TRY19,982.83 (historical amount) effective from 1 January 2023).

The movements in the provision for the post-employment benefit for the years ended 31 December 2023 and 2022 are as follows:

	2023	2022
At 1 January	27,117	14,339
Charge for the year	45,184	4,324
Interest cost	12,460	2,336
Actuarial losses	75,111	23,041
Acquisition of subsidiary	-	633
Payments during the year	(20,725)	(8,087)
Monetary gain	(34,863)	(9,469)

At 31 December	104,284	27,117

(46)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 16 – EMPLOYEE BENEFITS (Continued)

Share-based payments

On 25 March 2021, the Group approved a new share-based payment plan to some of its key management personnel which modified the previously created share-based payment plans. Additionally, on 31 July 2021, the Group decided to grant to some of its other executives, a share-based plan with similar terms offered to its executives. The share-based payment plans consist of a cash settlement clause (20% of the total share-based payment award) in the event that an initial public offering (‘’IPO’’) takes place until 2021 year-end and at least 20% of the Company’s shares are sold in the IPO (non-market performance condition). Both the cash and equity settlement (which depend on the valuation of the shares during the IPO) take place only in case the valuation of the Company’s shares in the IPO achieves a certain threshold (market performance condition). The same plan has an equity settlement clause where the executives will be entitled to receive Company’s shares based on the value of the shares in the IPO (20% of the share-based payment award for each year starting from 18 months after the IPO for the next 3 years). Shares will be delivered to executives in the condition that they continue working for the Company in the respective payment dates (service condition). Remaining 20% of the share-based payment plan will be delivered on the above same dates to executives in terms of Company’s shares based on Company’s meeting at least 90% of its business plans as of respective years (non-market performance condition) and depending on their performance in the relevant period as determined by the Board of Directors.

With the closing of the IPO in July 2021 and because certain thresholds for the valuation of the Company’s shares in the IPO were achieved, the necessary conditions were met for the cash settlement clause and the Company paid the cash settled part of the plan in 2021 amounting to TRY256.3 million and recognised in payroll and outsource staff expenses.

The equity settled payments are triggered upon meeting certain “vesting” and “performance target” conditions which are evaluated separately. Service-based awards will vest in three tranches until 31 January 2025. The cost of equity settled plans granted on grant date is allocated over the expected vesting period against equity on a pro rata basis. The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model. Fair value calculation prior to the realization of IPO was performed using a combination of income approach and market approach. For equity-settled plans granted after the realization of IPO, fair value of shares traded in NASDAQ at grant date was used.

Performance targets for the year ended 2022 have been set on Board of Directors meeting dated 24 May 2022 and performance stock units were granted. Share based payment provision has been recognized for performance target-based awards over the expected vesting period against equity on a pro rata basis using the fair value of shares traded in NASDAQ at grant date.

The First Period of the share-based payment plan which was defined as the end of 18 (eighteen) months after the date of the IPO, of the vesting schedule set forth by the Company’s Board of Directors decision dated 24 March 2021, concluded on 31 January 2023.  Accordingly, the Board of Directors decided that within the scope of the First Period of the share-based payment plan, a gross total of 1,662,592 Class B ordinary shares of the Company (which may be represented by ADSs) have vested to the benefit of some of its key management personnel who became entitled, as defined under their individual contracts, to receive Restricted Stock Units (RSUs); and a gross total of 533,030 Class B ordinary shares of the Company (which may be represented by ADSs) have vested to the benefit of some of its key management personnel who have been determined, as having successfully met the year-end targets for the purposes of the calculation of the PSUs. The gross total amount of said shares (which may be represented by ADSs) will be given to the said executives by the Company, once these shares are first issued by or become available to the Company.

(47)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 16 – EMPLOYEE BENEFITS (Continued)

Performance targets for the year ended 2023 were set during a Board of Directors meeting dated 2 June 2023 and performance stock units were granted. A share-based payment provision has been recognized for performance target-based awards over the expected vesting period against equity on a pro rata basis using the fair value of shares traded in NASDAQ at grant date.

On 24 April 2023, the Board of Directors adopted revisions to Group’s share based payment plan dated 24 March 2021 for key executives, directors, managers, officers, employees and consultants who contribute to the Group’s performance. The revisions made to the share based payment plan consisted of allocating the unused portion of the share amount of the First Period into two newly created periods, namely, the Fourth Period and the Fifth Period, without changing the eligibility criteria of the share based payment plan and without affecting the vested rights of the individuals that have been covered under the First, Second and Third Period based on their individual agreement signed prior to the date of the revision.

The following table summarizes the Group’s granted share units:

	Number of units	Weighted average grant date fair value
Outstanding as of 31 December 2022	1,766,235	203.77

Units granted	2,726,388	39.05
Units vested	(1,631,405)	65.22
Units forfeited (not yet vested) (*)	(25,838)	22.40

Outstanding as of 31 December 2023	2,835,380	224.92

	Number of units	Weighted average grant date fair value
Outstanding as of 31 December 2021	1,680,121	377.46

Units granted	1,949,947	32.91
Units vested	(1,863,833)	134.47

Outstanding as of 31 December 2022	1,766,235	203.77

(*) Forfeited but not yet vested units consist of units granted on 9 December 2022 and forfeited before vesting period.

During 2023, the fair value of granted share units that vested is TRY106,401 thousand (2022: TRY250,623 thousand) included in “other capital reserves” in the statement of changes in equity and in payroll and outsource staff expenses in the statement of comprehensive income/(loss). Scheduled vesting of outstanding restricted stock units as of 31 December 2023 and 2022 is as follows:

	2023	2022
2023	-	1,194,159
2024	1,639,156	536,525
2025	857,167	35,551
2026	319,632	-
2027	19,425	-

Total	2,835,380	1,766,235

(48)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 17 - OTHER ASSETS AND LIABILITIES

Other current assets

	31 December 2023	31 December 2022
Value added tax (“VAT”) receivables	356,056	556,158
Other	45,265	4,864

	401,321	561,022

Other non-current assets

	31 December 2023	31 December 2022
VAT receivables (*)	-	60,867
Other	984	750

	984	61,617

(*)	VAT receivables that are expected to be offset against VAT payables in more than one year have been classified as other non-current assets..

Other current liabilities

	31 December 2023	31 December 2022
Expense accruals	119,262	98,977
Refund liabilities	56,644	24,964
Other (*)	34,585	78,064

	210,491	202,005

(*)	Other liabilities mainly consist of withholding tax refunds which will be paid to our digital advertising suppliers.

NOT 18 – EQUITY

Share capital

As of 31 December 2023, the Group’s authorised and paid-in share capital consists of 325,998,290 (2022: 325,998,290) shares with TRY0.2 (2022: TRY0.2) nominal value each. The historic value of paid-in capital is TRY65,200 thousand as of 31 December 2023 and 2022. As of 31 December 2023, 40,000,000 of the shares consist of A group shares (owned by Hanzade Vasfiye Doğan Boyner) and the remaining 285,998,290 shares are B group shares (owned by Hanzade Vasfiye Doğan Boyner and other shareholders).

In Ordinary and Extraordinary General Assembly meetings, each Class A share grants 15 (fifteen) votes to the shareholders who own these shares and each of Class B share grants one vote to the shareholders, provided that provisions of the Turkish Commercial Code are reserved.

(49)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOT 18 – EQUITY (Continued)

Share capital (restated values of shares) as of 31 December 2023 and 2022 is as follows:

	2023	Share (%)	2022	Share (%)
TurkCommerce B.V.	65,579	13%	72,660	15%
Hanzade Vasfiye Doğan Boyner	106,867	21%	106,867	21%
Vuslat Doğan Sabancı	74,248	15%	74,248	15%
Yaşar Begümhan Doğan Faralyalı	74,248	15%	74,248	15%
Arzuhan Doğan Yalçındağ	67,719	14%	67,719	14%
Işıl Doğan	3,109	<1%	3,109	<1%
Other (*)	7,081	1%	-	-
Public shares	99,810	20%	99,810	20%

	498,661	100	498,661	100

(*) Represents the nominal value of treasury shares acquired.

Share premium

Share premium as of 31 December 2023 and 2022 is as follows:

	2023	2022
Share premium	14,483,368	14,483,368

	14,483,368	14,483,368

Increase in share capital and share premium

At the extraordinary General Assembly meeting (“GAM”) dated 25 May 2021, it was decided that the Company adopts the registered capital system as per the provisions of the Turkish Commercial Code numbered 6102 and nominal value of each share has been determined as TRY0.20. Upon this GAM, the issued share capital of the Company was divided into 284,328,290 registered shares each with a nominal value of TRY0.20.

In accordance with the authorization granted at the GAM dated 25 May 2021, the Board of Directors decided on 5 July 2021 to increase the share capital of the Company by TRY27,803 thousand reaching to TRY498,661 thousand through injection of additional capital. In addition to the capital increase, it was decided to undertake a share premium of TRY13,704,054 thousand and to issue 41,670,000 class B shares with premium.

On 6 July 2021, the Group received TRY13,731,857 thousand proceeds from the IPO on Nasdaq and TRY27,803 thousand was accounted as a capital increase since the IPO completed through capital increase and TRY13,588,633 thousand was accounted as a share premium, after deducting transaction costs. The Group incurred TRY180,092 thousand of transaction costs directly related to the offering and TRY115,421 thousand of transaction costs netted off from share premium.

(50)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOT 18 – EQUITY (Continued)

Restricted reserves

	2023	2022
Restricted reserves	16,192	16,192

	16,192	16.192

The restricted (“legal”) reserves consist of first and second reserves, appropriated in accordance with the Turkish Commercial Code (“TCC”). The TCC stipulates that the first legal reserve is appropriated out of statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group’s paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the paid-in share capital. Under the TCC, the legal reserves can only be used to offset losses and are not available for any other usage unless they exceed 50% of paid-in share capital.

Treasury shares

According to a contribution agreement entered into between the Company and TurkCommerce B.V. on 28 September 2023, TurkCommerce B.V. agreed to contribute TRY121,820 thousand (USD3,975 thousand) towards the settlement amount (Note 14) and the Company agreed to purchase 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. against payment of TRY169,843 thousand (USD5,732 thousand) which was partially offset by the 121,820 thousand settlement contribution amount owed by TurkCommerce B.V. The share buyback was approved by the Board of Directors on 22 August 2023. The transaction regarding acquisition of 4,615,384 Class B ordinary shares of the Company from TurkCommerce B.V. was completed on 18 October 2023.

The Class B ordinary shares purchased in this transaction are expected to be delivered to share based payment plan participants under the Company’s Revised Incentive Plan adopted by the Board of Directors on 24 April 2023.

NOTE 19 – REVENUE AND COST OF SALES

Revenue

	1 January -	1 January -
	31 December 2023	31 December 2022
Sales of goods	26,353,506	20,735,523
Marketplace revenues (*)	4,486,402	2,804,882
Delivery service revenues	3,622,413	2,450,320
Other (**)	1,096,200	487,284

	35,558,521	26,478,009

(*)	Marketplace revenues mainly consists of marketplace commission, transaction fees and other contractual charges to the merchants.

(**)	Other services revenue mainly includes advertising revenues, fulfilment revenues, subscription services revenue and other commissions.

The Group derives revenue from the sales of goods and marketplace revenues at a point in time. Delivery service revenues are recognized over time. Fullfilment revenues, subscription services revenue and advertising revenues included in other services revenues are recognized over time and other commissions included in other services revenues are recognized at a point in time. All contracts are for periods of the expected original duration of one year or less.

The Group’s revenues are generated in Türkiye, therefore no disaggregated geographical information is presented.

(51)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 19 – REVENUE AND COST OF SALES (Continued)

Cost of sales

	1 January -	1 January -
	31 December 2023	31 December 2022
Cost of merchandise sales	(24,788,674)	(20,723,995)
Shipping and packaging expenses	(3,683,965)	(2,829,983)

	(28,472,639)	(23,553,978)

NOTE 20 – MARKETING, SELLING AND DISTRIBUTION EXPENSES AND GENERAL ADMINISTRATIVE EXPENSES

Marketing, selling and distribution expenses

	1 January -	1 January -
	31 December 2023	31 December 2022
Advertising expenses	(2,427,752)	(2,908,700)
Personnel expenses	(1,425,122)	(1,093,398)
Depreciation and amortization	(213,948)	(240,309)
Utilities expenses	(115,066)	(100,385)
Consultancy expenses	(8,522)	(3,945)
Insurance expenses	(8,923)	(4,857)
Technology expenses	(3,768)	(1,115)
Other	(150,397)	(168,245)

	(4,353,498)	(4,520,954)

General administrative expenses

	1 January -	1 January -
	31 December 2023	31 December 2022
Personnel expenses	(1,713,870)	(1,656,875)
Depreciation and amortization	(960,185)	(604,582)
Technology expenses	(408,409)	(301,104)
Consultancy expenses	(272,739)	(223,497)
Insurance expenses	(102,820)	(114,251)
Other	(193,452)	(87,380)

	(3,651,475)	(2,987,689)

NOTE 21 – EXPENSES BY NATURE

	1 January -	1 January -
	31 December 2023	31 December 2022
Cost of merchandise sales	(24,788,674)	(20,723,995)
Shipping and packaging expenses	(3,683,965)	(2,829,983)
Personnel expenses	(3,138,992)	(2,750,273)
Advertising expenses	(2,427,752)	(2,908,700)
Depreciation and amortization (Note 12, 13, 14)	(1,174,133)	(844,891)
Technology expenses	(412,177)	(302,219)
Consultancy expenses	(281,261)	(227,442)
Other	(570,658)	(475,118)

	(36,477,612)	(31,062,621)

(52)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 22 - OTHER INCOME AND EXPENSES FROM OPERATING ACTIVITIES

Other income from operating activities

	1 January -	1 January -
	31 December 2023	31 December 2022
Interest income on credit sales	332,993	206,913
Rediscount interest income	180,473	26,702
Foreign currency exchange gains	148,661	15,616
Reversal of provision for Competition Authority investigation	144,575	9,555
Contribution income(*)	121,820	-
Bank promotion income	69,490	7,825
Depository income	60,248	54,159
Service income	21,208	15,952
Partnership income	20,398	-
Grant income	1,570	3,182
Withholding tax return income (**)	-	14,007
Other	41,782	28,176

	1,143,218	382,087

Other expense from operating activities

	1 January -	1 January -
	31 December 2023	31 December 2022
Interest expenses on purchases	(1,255,936)	(360,144)
Foreign currency exchange losses	(775,513)	(770,064)
Credit card processing	(86,365)	(60,851)
Witholding tax payments(**)	(74,514)	-
Provision for doubtful receivables	(49,445)	(28,778)
Provision for Turkish Capital Markets Board fee	(24,028)	(39,125)
Legal provisions	(9,438)	(19,811)
Credit card chargebacks	(3,254)	(6,281)
Settlement provision	-	(462,452)
Other	(37,780)	(40,439)

	(2,316,253)	(1,787,945)

(*)	On 5 December 2022, the Company and TurkCommerce B.V. entered into a binding term sheet according to which TurkCommerce B.V. agreed to contribute TRY121,820 thousand (USD3,975 thousand) provided that the two class actions involving the Company to be settled and certain other conditions to be met. On 28 September 2023, subsequent to meeting all conditions in the binding term sheet, the Company signed a contribution agreement with TurkCommerce B.V. for a collection of TRY121,820 thousand (USD3,975 thousand) which has been collected by the Group by purchase of treasury shares (Note 18).

(**)	Witholding tax returns are in connection with the advertising services received from digital advertising platforms. The Group has previously received witholding tax amounts from the tax authority as a result of the positive outcome of objection lawsuits filed by the Group against the tax authority. Such amounts were recognised as other operating income in 2021 and 2022 upon recollection. The Council of State overruled the positive decision of the primary court in 2023 and accordingly, the Group repaid such amounts in 2023.

(53)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 23 – INCOME AND EXPENSES FROM INVESTMENT ACTIVITIES

	1 January-	1 January-
Income from investment activities	31 December 2023	31 December 2022
Fair value gains (Note 5)	237,515	84,361
Foreign currency exchange gains	138,058	739,526
Interest income	1,184	406

	376,757	824,293

	1 January-	1 January-
Expenses from investment activities	31 December 2023	31 December 2022
Fair value losses (Note 5)	-	(159,343)

	-	(159,343)

NOTE 24 - FINANCIAL INCOME AND EXPENSES

	1 January-	1 January-
Financial income	31 December 2023	31 December 2022
Foreign currency exchange gains	2,126,282	1,737,784
Interest income	504,054	331,031
Other	48,690	34,258

	2,679,026	2,103,073

	1 January-	1 January-
Financial expenses	31 December 2023	31 December 2022
Commission expenses due to early collection of credit card receivables	(1,826,250)	(1,320,874)
Interest expenses	(302,235)	(227,072)
Foreign currency exchange losses	(18,561)	(4,617)
Other	(12,033)	(2,256)

	(2,159,079)	(1,554,819)

(54)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 25 - TAXATION ON INCOME (INCULDING DEFERRED TAX ASSET AND LIABILITIES)

The reconciliation of the taxation on income are as follows:

	1 January-	1 January-
	31 December 2023	31 December 2022
Income/(loss) before income taxes	75,534	(4,790,687)

Tax calculated at enacted tax rate of 25% (2022: 23%)	(18,884)	1,101,858
Utilized tax losses and incentives	364,754	-
Effect of unrecognized deferred taxes and inflation adjustments	(369,743)	(1,080,872)
Other	23,873	(20,986)

Income tax expense	-	-

Current income tax assets

	31 December 2023	31 December 2022
Prepaid taxes and funds	43,226	26,735

	43,226	26,735

Current income tax

Turkish tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provisions for taxes, as reflected in these consolidated financial statements, have been calculated on a separate-entity basis.

Turkish Corporate Tax Law has been amended by Law No. 5520 dated 13 June 2006. Most of the articles of this new Law No. 5520 have come into force effective from 1 January 2006, setting the corporate tax rate as 20%. With the provisional article 13 added to the Corporate Tax Law and with the 11th article of the Law 7316 published in the Official Gazette dated 22 April 2021, the corporate tax rate, which was 20% as of 31 December 2020, is applied at the rate of 25% for the corporate earnings in 2021 and 23% for the corporate earnings in 2022 (20% for the year 2023 and onwards). With the publication of the Law No. 7394 in the Official Gazette dated 15 April 2022, the corporate tax rate has been permanently increased to 23% for the 2022 taxation period, and this change was valid between 1 July 2022 and year end.

An amendment to Turkey's Corporate Tax Law (No. 5520) was submitted on 5 July 2023, and published in the Official Gazette on 15 July 2023. According to this; the corporate tax rate has been increased from 20% to 25% for companies, 25% to 30% for banks, and companies within the scope of Law No. 6361, electronic payment and money institutions, authorized foreign exchange institutions, asset management companies, capital market institutions, insurance and reinsurance companies and pension companies and starting from the declarations that will be submitted as of 1 October 2023.

In accordance with the "General Communiqué on Tax Procedure Law No: 555" published in the Official Gazette dated 30 December 2023 and numbered 32415 and the repeated article 298 of the Tax Procedure Law No: 213, it is declared that the financial statements of the entities operating in Türkiye for the 2023 accounting period are subject to inflation adjustment. The inflation adjusted financial statements will constitute an opening balance sheet base in the tax returns to be prepared as of 1 January 2024 and opening inflation effects will not be taken into consideration in the calculation of the period tax for 2023.

(55)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 25 - TAXATION ON INCOME (INCULDING DEFERRED TAX ASSET AND LIABILITIES) (Continued)

Corporation tax rate is applicable on the total income of the companies after adjusting for certain disallowable expenses, income tax exemptions (participation exemption, etc.) and income tax deductions (for example research and development expenses deduction). No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Türkiye, or resident corporations are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as a profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporation tax quarterly at the rate of 25% (2022: 23%) on their corporate income (25% for the year 2023 and onwards). Advance tax is payable by the 17th of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax liability. The balance of the advance tax paid may be refunded or used to set off against other liabilities to the government.

In Türkiye, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within the 25th of the fourth month following the close of the financial year to which they relate.

Tax returns are open for 5 years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to 5 years. Tax losses cannot be carried back to offset profits from previous periods.

Deferred income taxes

The Group recognizes deferred income tax assets and liabilities based upon temporary differences arising between their financial statements as reported under IFRS and their tax records. These differences usually result in the recognition of income and expenses in different reporting periods for IFRS and tax purposes.

Deferred tax assets resulting from deductible temporary differences, tax losses and tax incentives are recognized to the extent that it is probable that future taxable profit or taxable temporary differences will be available against which the deductible temporary difference can be utilized.

The Group’s tax incentives are related to the Research and Development Tax Incentive regime in Turkiye and the Group accounts for such allowances as tax credits, which means that the allowance reduces income tax payable and current tax expense.

(56)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 25 - TAXATION ON INCOME (INCULDING DEFERRED TAX ASSET AND LIABILITIES) (Continued)

As of 31 December 2023 and 2022, the Group has not accounted for the remaining deferred tax assets due to uncertainties as to the generation of future taxable profits for the realization of such deferred tax assets in the foreseeable future, as described below:

	Total temporary differences		Deferred income tax assets/(liabilities)
	2023	2022	2023	2022
Deferred income tax assets and liabilities:
Tax incentives	(2,209,667)	(1,501,237)	553,779	300,247
Property and equipment and intangible assets	(1,122,451)	178,356	278,813	(38,256)
Accrued expenses, contract liabilities and merchant advances	(449,065)	(316,367)	112,267	63,272
Carry forward tax losses	(363,023)	(2,471,500)	102,561	494,300
Employee benefit obligations	(336,286)	(235,106)	85,664	48,060
Lease liabilities	(243,778)	(324,772)	61,159	64,976
Deferred income	(165,311)	(140,178)	42,483	28,036
Inventories	(169,414)	330,871	42,353	(66,174)
Trade receivables	(157,708)	(20,623)	39,429	4,130
Legal provisions	(81,728)	(650,895)	20,432	130,179
Income accruals and contract assets	22,431	14,906	(5,608)	(2,981)
Prepaid expenses	44,937	25,218	(11,228)	(5,163)
Trade payables and payables to merchants	463,094	115,116	(115,773)	(23,023)
Right of use assets	494,175	573,191	(123,755)	(114,667)

Total			1,082,576	882,936
Non recoverable net deferred tax assets (-)			(1,082,576)	(882,936)
Deferred income tax assets, net			-	-

Since the applicable tax rate is changed to 25% for the following years beginning from 1 January 2023, 25% tax rate is used in the deferred tax calculation of 31 December 2023 for all of the temporary differences.

The expiration dates of tax losses for which the Group has not recognised any deferred income tax asset are as follows:

	2023	2022
2023	-	108,155
2024	2,278	79,906
2025	3,916	683,416
2026	107,640	906,049
2027	125,985	693,974
2028	123,204	-

Total	363,023	2,471,500

Within the scope of “Law regarding the Restructuring of Certain Receivables” (“Tax Amnesty Law”) numbered 7326 that has been launched in Türkiye in June 2021, D-Market voluntarily increased its corporate income tax (“CIT”) base for the years ended 2018 and 2019, D-Ödeme and D-Fast for the years ended 2018, 2019 and 2020 and half of previous years’ losses related to the fiscal years in which tax bases have been increased cannot be benefitted in the following years. The Group paid TRY146 thousand to increase its CIT base voluntarily in 2021 and the Group will not be subjected to any tax investigation related to the CIT taxes for related years within the scope of tax amnesty. In addition, the ongoing tax audit for the years 2018 and 2019 is closed in terms of corporate income tax by increasing the CIT base.

(57)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 26 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES

Remuneration of key management personnel

The remuneration of key management personnel (directors and members of executive management) for the years ended 31 December 2023 and 2022 are as follows;

	2023	2022
Salaries and other short-term employee benefits	596,503	827,468

Salaries and other short-term employee benefits include equity settled share-based payments amounting to TRY106,401 thousand in 2023 (2022: Equity settled share-based payments amounting to TRY250,623 thousand).

Balances with related parties at 31 December 2023 and 2022:

All related parties listed below are controlled by the Doğan Family members.

Due from related parties

	31 December 2023	31 December 2022
D Elektronik Şans Oyunları ve Yayıncılık A.Ş. (“Nesine”)	8,168	224
Doğan Dış Ticaret ve Mümessillik A.Ş. (“Doğan Dış Ticaret”)	473	2,227
Doğan Burda Dergi Yayıncılık ve Pazarlama A.Ş. (“Doğan Burda”)	310	220
Other	231	159

	9,182	2,830

Amounts due from other related parties mainly resulted from sale of trade goods.

Due to related parties

	31 December 2023	31 December 2022
Doğan Yayınları Yayıncılık ve Yapımcılık Ticaret A.Ş. (“Doğan Yayıncılık”)	1,829	2,828
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	579	701
Doğan Portal ve Elektronik Ticaret A.Ş.	451	849
Doğan Müzik Yapım ve Ticaret A.Ş.	372	492
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	367	21
Doğan Şirketler Grubu Holding A.Ş.	-	2,526
Other	1,040	1,775

	4,638	9,192

Amounts due to related parties mainly resulted from purchase of inventories, advertising services, head quarter rentals, payables due to merchant financing and business combination arrangements

(58)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 26 - BALANCES AND TRANSACTIONS WITH SHAREHOLDERS AND OTHER RELATED PARTIES (Continued)

Service and product sales to related parties

All related parties listed below are controlled by the Doğan Family members.

	1 January-	1 January-
	31 December 2023	31 December 2022
Nesine	(13,458)	(9,600)
Doğan Yayıncılık	(4,400)	(3,642)
Doğan Burda	(2,925)	(3,095)
Doğan Dış Ticaret	(2,364)	(2,187)
Otomobilite Motorlu Araçlar Ticaret A.Ş	(1,829)	-
Değer Merkezi Hizmetler ve Yönetim A.Ş.	(1,647)	(2,105)
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	(1,548)	(2,119)
Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”)	(1,134)	(3,297)
Suzuki Motorlu Araçlar Pazarlama A.Ş.	(890)	(313)
Milta Turizm İşletmeleri A.Ş.	(578)	(581)
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	(477)	(393)
Aydın Doğan Vakfı	(143)	(56)
Glokal Dijital Hizmetler ve Pazarlama A.Ş.	(103)	(1,332)
Other	(3,540)	(3,458)

	(35,036)	(32,178)

Service and product purchases from related parties

	1 January-	1 January-
	31 December 2023	31 December 2022
Doğan Dış Ticaret	195,161	158,793
D Gayrimenkul Yatırımları ve Ticaret A.Ş.	45,234	39,131
Doğan Yayıncılık	14,779	18,372
Doğan Trend Otomotiv Tic. Hiz. Ve Tek. A.Ş.	5,208	5,675
Doğan Burda	2,327	1,888
Milta Turizm İşletmeleri A.Ş.	1,262	438
Doğan Portal ve Elektronik Ticaret A.Ş. (“Doğan Portal”)	1,079	1,223
Doğan Müzik Yapım ve Ticaret A.Ş.	718	517
Değer Merkezi Hizmetler ve Yönetim A.Ş.	4	-
Nesine	-	1,068
Other	209	1,045

	265,981	228,150

Business acquisitions

Acquisition of Doruk Finansman which was acquired from Doğan Holding was separately disclosed in Note 3 – Business Combinations and it is not included in the above purchases from related parties.

Purchase of treasury shares

Purchase of treasury shares from TurkCommerce B.V. which is shareholder of the Group was separately disclosed in Note 18 and it is not included in the above purchases from related parties.

(59)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS

Financial risk management

The Group’s activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group’s overall risk management programmes focus on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by Board of Directors.

Foreign currency risk

The Group is exposed to foreign exchange risk through the impact of rate changes in the translation of foreign currency denominated liabilities to local currency. These risks are monitored and limited by analysing foreign currency position through obtaining positions within the approved limits.

The table below summarizes the Group’s exposure to foreign exchange rate risk at 31 December 2023 and 2022 in terms of TRY equivalents of foreign currency denominated assets and liabilities.

		As of 31 December 2023
	US Dollar	Euro	GBP	CHF	Total
Assets:
Cash and cash equivalents	4,368,356	3,185	88	54	4,371,683
Financial investments	1,722,744	-	-	-	1,722,744
Trade receivables and due from related parties	41,463	3,494	-	-	44,957
Other current assets	2,486	-	-	-	2,486

Total assets	6,135,049	6,679	88	54	6,141,870

Liabilities:
Trade payables and payables to merchants and due to related parties	(1,232,394)	(10,302)	(358)	(32)	(1,243,086)
Provisions	(52,976)	-	-	-	(52,976)

Total liabilities	(1,285,370)	(10,302)	(358)	(32)	(1,296,062)

Net foreign currency position	4,849,679	(3,623)	(270)	22	4,845,808

		As of 31 December 2022
	US Dollar	Euro	GBP	CHF	Total
Assets:
Cash and cash equivalents	4,684,672	493	3	40	4,685,208
Trade receivables and due from related parties	25,827	2,262	-	250	28,339
Other current assets	2,104	-	-	-	2,104

Total assets	4,712,603	2,755	3	290	4,715,651

Liabilities:
Trade payables and payables to merchants and due to related parties	(1,401,150)	(21,509)	(219)	(15)	(1,422,893)
Short term provisions	(429,027)	-	-	-	(429,027)

Total liabilities	(1,830,177)	(21,509)	(219)	(15)	(1,851,920)

Net foreign currency position	2,882,426	(18,754)	(216)	275	2,863,731

(60)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued)

Foreign currency risk sensitivity

The Group is exposed to foreign exchange risk arising primarily from the USD and EUR. The table below shows, the foreign currency sensitivity of the Company arising from 10% change in US dollar and Euro, GBP and CHF rates. The rate used as 10% is a fair benchmark for the Group as it is used in reporting of foreign currency risk and it is the anticipated rate change of the Company’s senior management. Sensitivity analysis includes only the monetary items in foreign currency at year end and shows the effect of 10% increase in foreign currency rates. Positive value implies the increase in net profit before income tax.

31 December 2023	Income/(Loss)		Equity
	Foreign	Foreign	Foreign	Foreign
	currency appreciates	currency depreciates	currency appreciate	currency depreciates
In case of 10% appreciation of US Dollar against TRY

US Dollar net asset / (liability)	484,968	(484,968)	-	-

US Dollar net -income/(loss)	484,968	(484,968)	-	-

In case of 10% appreciation of Euro against TRY

Euro net asset / (liability)	(362)	363	-	-

Euro net -income/(loss)	(362)	363	-	-

In case of 10% appreciation of GBP against TRY

GBP net asset / (liability)	(27)	27	-	-

GBP net -income/(loss)	(27)	27	-	-

In case of 10% appreciation of CHF against TRY

CHF net asset / (liability)	2	(2)	-	-

CHF net -income/(loss)	2	(2)	-	-

(61)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued)

Foreign currency risk sensitivity (Continued)

31 December 2022	Income/(Loss)		Equity
	Foreign	Foreign	Foreign	Foreign
	currency appreciates	currency depreciates	currency appreciate	currency depreciates
In case of 10% appreciation of US Dollar against TRY

US Dollar net asset / (liability)	288,243	(288,243)	-	-

US Dollar net -income/(loss)	288,243	(288,243)	-	-

In case of 10% appreciation of Euro against TRY

Euro net asset / (liability)	(1,875)	1,875	-	-

Euro net -income/(loss)	(1,875)	1,875	-	-

In case of 10% appreciation of GBP against TRY

GBP net asset / (liability)	(22)	22	-	-

GBP net -income/(loss)	(22)	22	-	-

In case of 10% appreciation of CHF against TRY

CHF net asset / (liability)	28	(28)	-	-

CHF net -income/(loss)	28	(28)	-	-

(62)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued)

Credit risk

The Group operates as an e-commerce website offering its customers a wide selection of merchandise. The substantial portion of sales is through the customers’ credit cards. Therefore, the resulting accounts receivable balances are secured by banks, the issuers of credit cards. In this context, the credit risk of the Group is substantially mitigated.

As 31 December 2023 and 2022 expected credit loss from trade receivables is as follows:

31 December 2023	Not due	Overdue 0-1 months	Overdue 1-3 months	Overdue 3-12 months	Overdue more than 12 months	Total
Trade receivables	2,240,022	74,621	14,044	11,312	33,276	2,373,275
Expected credit loss	12,944	1,114	5,027	9,749	33,276	62,110

31 December 2022	Not due	Overdue 0-1 months	Overdue 1-3 months	Overdue 3-12 months	Overdue more than 12 months	Total
Trade receivables	1,051,484	2,605	2,244	4,103	34,020	1,094,456
Expected credit loss	3,488	186	1,111	3,643	33,784	42,212

Funding risk

The ability to fund the existing and prospective debt requirements is managed by maintaining the availability of adequate funding lines from high quality lenders and supply financing arrangements.

Liquidity risk

The Group maintains available line of credit limits with various banks that can be used in obtaining cash, letters of guarantee and cash for payments to suppliers. The Group generates negative working capital as a result of its operating model. The table below shows the Group’s liquidity risk arising from financial liabilities.

.

(63)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued)

Liquidity risk (Continued)

		Contractual
	Carrying	undiscounted	Up to	3 - 12	1 - 5
2023	value	cash flow	3 months	months	years
Non-derivative financial instruments:
Trade payables and payables to merchants	10,562,999	10,780,172	10,284,474	495,698	-
Lease liabilities	276,393	368,354	66,260	129,290	172,804
Bank borrowings	186,281	188,376	179,618	5,809	2,949
Wallet deposits	188,412	188,412	188,412	-	-
Due to related parties	4,638	4,638	4,638	-	-

	11,218,723	11,529,952	10,723,402	630,797	175,753

		Contractual
	Carrying	undiscounted	Up to	3 - 12	1 - 5
2022	value	cash flow	3 months	months	years
Non-derivative financial instruments:
Trade payables and payables to merchants	9,699,421	9,726,123	9,726,123	-	-
Lease liabilities	432,309	538,667	78,715	216,571	243,381
Bank borrowings	39,501	47,833	9,377	18,018	20,438
Wallet deposits	187,006	187,006	187,006	-	-
Due to related parties	9,192	9,192	9,192	-	-

	10,367,429	10,508,821	10,010,413	234,589	263,819

(64)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued)

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue its operations in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the net debt to equity ratio. This ratio is calculated as net debt divided by equity. Net debt is calculated as total borrowings and lease liabilities less cash and cash equivalents. Net debt/(cash) to equity ratios at 31 December 2023 and 2022 were as follows:

	2023	2022
Net debt/(cash) (Note 25)	(5,037,326)	(8,205,145)
Total equity	3,302,779	3,365,798

Net debt/(net cash) to equity ratio	(153)%	(244%)

Fair value of the financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange.

The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

The fair values of certain financial assets and liabilities carried at amortised cost, including cash and cash equivalents, trade payables and payables to merchants, bank borrowings and lease liabilities are considered to approximate their respective carrying values due to their short-term nature.

The carrying value of trade receivables along with the related allowances for uncollectability is estimated to be their fair values.

Fair value hierarchy

The fair values of financial assets and financial liabilities are determined as follows:

-	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly (that is as prices) or indirectly (that is derived from prices).

-	Level 3: Inputs for the asset or liability that is not based on observable market data (that is unobservable inputs).

(65)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 27 - NATURE AND LEVEL OF RISKS DERIVED FROM FINANCIAL INSTRUMENTS (Continued)

Fair value of the financial instruments (Continued)

Based on the fair value hierarchy, the Group’s financial assets and liabilities are categorized as follows:

	As of 31 December 2023
Financial assets	Total	Level 1	Level 2	Level 3
Investment funds at fair value (Note 5)	1,592,056	1,592,056	-	-

	1,592,056	1,592,056	-	-

	As of 31 December 2022
Financial assets	Total	Level 1	Level 2	Level 3
Investment funds at fair value (Note 5)	28,929	28,929	-	-

	28,929	28,929	-	-

NOTE 28 - CASH FLOW INFORMATION

Movement in net debt for the year ended 31 December 2023 and 2022 is as follows;

2023	Lease liabilities	Bank borrowings	Total
1 January	432,309	39,501	471,810
Increase in lease liabilities	248,886	-	248,886
Cash inflows	-	577,338	577,338
Cash outflows	(307,475)	(379,753)	(687,228)
Other non-cash movements (*)	77,020	9,939	86,959
Monetary gain	(174,347)	(60,744)	(235,091)

31 December	276,393	186,281	462,674

Less: cash and cash equivalents			(5,500,000)

Net debt/(cash)			(5,037,326)

2022	Lease liabilities	Bank borrowings	Total
1 January	571,793	522,895	1,094,688

Increase in lease liabilities	351,907	-	351,907
Cash inflows	-	1,556,602	1,556,602
Cash outflows	(330,946)	(1,925,096)	(2,256,042)
Other non-cash movements (*)	128,368	38,374	166,742
Monetary gain	(288,813)	(153,274)	(442,087)

31 December	432,309	39,501	471,810

Less: cash and cash equivalents			(8,676,955)

Net debt/(cash)			(8,205,145)

(*)	Other non-cash movements consist of interest accrual and bank borrowings.

(66)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 29 – INCOME/(LOSS) PER SHARE

Income/(loss) per share is disclosed below:

	2023	2022
Income/(loss) for the period attributable to equity holders of the Parent Company	75,534	(4,790,687)
Weighted average number of shares with face value of TRY0.20 each	324,810	325,998

Basic and diluted income/(loss) per share	0.23	(14.70)

As further disclosed in Note 15, the number of shares issued has increased from 56,866 thousand to 284,328 thousand via decreasing nominal value of each share from TRY 1 to TRY0.20 at the Extraordinary General Assembly meeting dated 25 May 2021. As a result, the loss per share calculation for the periods presented have been performed based on the recent number and nominal value of shares issued.

At the Extraordinary General Assembly meeting dated 5 July 2021, the number of shares issued has increased from 284,328 thousand to 325,998 thousand due to capital increase.

NOTE 30 – AUDITOR FEES

The fees related to the services received by the Group from the independent auditor/independent audit firm are presented below:

	2023	2022
Fees for Independent audit the reporting period (*)	53,171	27,949
Fees for other assurance services	-	-

	53,171	27,949

(*) These audit fees also comprise the audit fee of our predecessor independent public accounting firm, Guney Bagimsiz Denetim Ve Serbest Muhasebeci Mali Musavirlik A.S. (“EY”) amounting to TRY 5.3 million.

NOTE 31 - SUBSEQUENT EVENTS

The Second Period of the share-based payment plan which was defined as the end of 30 (thirty) months after the date of the IPO, of the vesting schedule set forth by the Company’s Board of Directors decision dated on 24 March 2021, has been concluded on 31 January 2024.  Accordingly, the Board of Directors has decided that within the scope of the Second Period of the share-based payment plan, a gross total of 1,344,929 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who became entitled, as defined under their individual contracts, to receive Restricted Stock Units (RSUs); and a gross total of 155,280 Class B ordinary shares of the Company (which may be represented by ADSs) have been vested to some of its key management personnel who have been determined, as having successfully met the year-end targets for the purposes of the calculation of the PSUs.  The gross total amount of said shares (which may be represented by ADSs) will be given to the said executives by the Company, once these shares are first issued by or become available to the Company.

(67)

(Convenience translation of the independent auditors’ report and financial statements originally issued in Turkish)

D-Market Elektronik Hizmetler ve Ticaret A.Ş. and Its Subsidiaries

Notes to the consolidated financial statements at 31 December 2023

(Amounts expressed in thousands of Turkish Lira (“TRY”) in the terms of purchasing power of the TRY at 31 December 2023 unless otherwise indicated.)

NOTE 31 - SUBSEQUENT EVENTS (Continued)

The Group has been granted with the approval of the CMB to participate as the originating entity in a structure led by Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu, for the issuance of Asset-Backed Securities ('ABS') up to TRY2 billion for one year. The Group intends to use its BNPL receivables in this structure to be able to sustainably grow its BNPL business and reduce its impact on working capital. On 26 April 2024, Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu applied to the CMB for the issuance of TRY200 million ABS. The first issuance of ABS amounting to TRY150 million, within the scope of the TRY 2 billion limit given by the CMB to Pasha Yatırım Bank Hepsiburada Varlık Finansmanı Fonu, settled on 5 June 2024. The issue consists of four tranches with a maximum maturity of 147 days and at an annual interest rate varying between 54% to 57% depending on the maturity.

On 29 March 2024, the Group established a wholly owned subsidiary in Türkiye under the trade name Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş.. The aggregate issued share capital of Hepsiburada Global Elektronik Hizmetler Ticaret ve Pazarlama A.Ş. is TRY5,050,000, of which total amount was paid in on 29 March 2024.

In February, 2024, in accordance with its obligations as a data controller under the Turkish Law on the Protection of Personal Data (the “LPPD”), the Company notified the Personal Data Protection Authority (“PDP Authority”) of unauthorized access to some customer personal information in connection with a cybersecurity incident. In the event the PDP Authority determines that the Company has not sufficiently fulfilled its obligations as a data controller under the LPPD, the PDP Authority may impose an administrative fine between TRY141.9 thousand and TRY9.5 million. Since the event is considered as a non-adjusting event, no provision is recognized in the consolidated financial statements.

The Group received requests from the Turkish tax authority for initiation of tax audits for the financial year 2022, with respect to corporate income tax and VAT, in February 2024, for D-Ödeme and in March 2024 for D-Fast. As of the approval date of these financial statements, tax investigations and submission of the requested information to the tax authority are ongoing and the Group has not received any further specific notification from the tax authority. The Group management and its tax advisors believe that the investigations are routine and ordinary. The investigations are at an initial stage and the Group management and its tax advisors believe that there is no significant uncertain tax position of the Group for the respective year. Based on these facts and due to the uncertainty as to the final outcome of the investigations, no provision has been recognized in these consolidated financial statements.

(68)